As filed with the Securities and Exchange Commission on July 31, 1997
                           Registration No. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST
                     AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                              (Exact Name of Trust)

                     AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                               (Name of Depositor)

                               One American Square
                                  P.O. Box 368
                        Indianapolis, Indiana 46206-0368
               (Address of Depositor's Principal Executive Office)

                              John C. Swhear, Esq.
                                     Counsel
                     American United Life Insurance Company(R)
                               One American Square
                                  P.O. Box 368
                        Indianapolis, Indiana 46206-0368
               (Name and Address of Agent for Service of Process)

                                   Copies to:
                                Jeffrey S. Puretz
                          Dechert Price & Rhoads
                              1500 K Street, N.W.
                             Washington, D.C. 20005

                         -----------------------------

          Title  of  securities  being  registered:  Interests  in the  Separate
          Account  under  Modified   Single  Premium   Variable  Life  Insurance
          Policies.

          Proposed maximum aggregate offering price to the public of the securities being registered: The Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940 and will file its Rule 24f-2 Notice for the fiscal year ending December 31, 1997 on or before March 31, 1998.

          Amount of filing fee: None.

          Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

               AUL American Individual Variable Life Unit Trust of
                     American United Life Insurance Company(R)

                        Modified Single Premium Variable
                             Life Insurance Policies

                             RECONCILIATION AND TIE

                  (Form N-8B-2 Items required by Instruction as
                         to the Prospectus in Form S-6)


Form N-8B-2                                                     Form S-6
Item Number                                               Heading in Prospectus

1.       (a) Name of trust..............................  Prospectus front cover

         (b) Title of securities issued.................  Prospectus front cover

2.       Name and address of each depositor............   Prospectus front cover

3.       Name and address of trustee....................  N/A

4.       Name and address of each principal
           underwriter..................................  Sale of the Policies

5.       State of organization of trust.................  Separate Account

6.       Execution and termination of trust
           agreement....................................  Separate Account

9.       Litigation....................................   Other Information
                                                           About the Policies
                                                           and AUL - Litigation

                      II. General Description of the Trust
                           and Securities of the Trust

10.      (a)      Registered or bearer                    Summary and Diagram
                    securities............................ of the Policy

         (b)      Cumulative or distributive              Summary and Diagram
                    securities............................ of the Policy

         (c)      Withdrawal or Redemption.............   Cash Benefits-Policy
                                                           Loans; Cash Benefits
                                                           - Surrendering the
                                                           Policy for Net Cash
                                                           Value

         (d)     Conversion, transfer, etc............   Premium Payments and
                                                           Allocations-Transfer
                                                           Privilege; Premium
                                                           Payments and
                                                           Allocations-Dollar
                                                           Cost Averaging
                                                           Program; Premium
                                                           Payments and
                                                           Allocations-Portfolio
                                                           Rebalancing Program;
                                                           Cash Benefits-Policy
                                                           Loans; Cash Benefits
                                                           -Partial Surrenders;
                                                           Other Policy Benefits
                                                           and Provisions-
                                                           Exchange for Paid-Up
                                                           Policy

         (e)      Lapse or Default......................   Premium Payments and
                                                            Allocations-Premium
                                                            Payments to Prevent
                                                            Lapse; Other Policy
                                                            Benefits and
                                                            Provisions-
                                                            Reinstatement

         (f)      Voting rights..........................  Other Information
                                                            About the Policies
                                                            and AUL-Voting
                                                            Rights

         (g)      Notice to security holders.............. Other Policy Benefits and Provisions-
                                                            Changes in the
                                                            Policy or Benefits;
                                                            Other Policy
                                                            Benefits and
                                                            Provisions Reports
                                                            to Policy Owners;
                                                            Other Information
                                                            About the Policies
                                                            and AUL-Addition,
                                                            Deletion or
                                                            Substitution of
                                                            Investments

         (h)      Consents required......................   Other Information
                                                             About the Policies
                                                             and AUL  - Voting
                                                             Rights; Other
                                                             Policy Benefits
                                                             and Provisions -
                                                             Changes in the
                                                             Policy or Benefits;
                                                             Other Information
                                                             About the Policies
                                                             and AUL- Voting
                                                             Rights; Other
                                                             Information About
                                                             the Policies and
                                                             AUL  - Addition,
                                                             Deletion or
                                                             Substitution of
                                                             Investments

         (i)      Other provisions......................  Premium Payments and
                                                           Allocations; Charges
                                                           and Deductions; Death
                                                           Benefits; Cash
                                                           Benefits;
                                                           Summary and Diagram
                                                           of the Policy

11.      Type of securities comprising units............  Prospectus front cover; General
                                                           Information About
                                                           AUL, the Separate
                                                           Account and the Funds

12.      Certain information regarding
          periodic payment plan certificates............  General Information
                                                           About AUL, the
                                                           Separate Account and
                                                           the Funds - The Funds

13.      (a)      Load, fees, expenses, etc.............. Charges and Deductions

         (b)      Certain information regarding
                    periodic payment plan
                    certificates..........................N/A

         (c)      Certain percentages.....................Charges and Deductions

         (d)      Certain other fees, etc................ Charges and Deductions

         (e)      Certain other profits or  benefits..... Premium Payments and
                                                           Allocations-Transfer
                                                           Privilege;
                                                           Illustrations of
                                                           Account Values, Cash
                                                           Values, Death
                                                           Benefits and
                                                           Accumulated Premium
                                                           Payments

         (f)      Other benefits.........................General Information
                                                           About AUL, the
                                                           Separate Account and
                                                           the Funds - The Funds

         (g)      Ratio of annual charges to
                    income................................N/A

14.      Issuance of trust's securities...................Summary and Diagram of the Policy; Premium
                                                           Payments and
                                                           Allocations

15.      Receipt and handling of payments                 Premium Payments and
           from purchasers................................ Allocations

16.      Acquisition and disposition of                   General Information
          underlying securities........................... about AUL, the
                                                           Separate Account and
                                                           the Funds; Charges
                                                           and Deductions - Fund
                                                           Expenses

17.      Withdrawal or redemption.........................Premium Payments and
                                                           Allocations -Transfer
                                                           Privilege; Charges
                                                           and Deductions -
                                                           Surrender Charge;
                                                           Cash Benefits -
                                                           Surrendering the
                                                           Policy for Net Cash
                                                           Value; Cash Benefits
                                                           -Policy Loans; Cash
                                                           Benefits - Partial
                                                           Surrenders; Cash
                                                           Benefits-Settlement
                                                           Options; Other
                                                           Information About
                                                           the Policies and
                                                           AUL  - Reinstatement

18.      (a)      Receipt, custody and                    General Information
                   disposition of income .................   About AUL,
                                                             the Separate
                                                             Account and the
                                                             Funds - Separate
                                                             Account; Other
                                                             Policy Benefits and
                                                             Provisions -
                                                             Dividends; Tax
                                                             Considerations

         (b)      Reinvestment of
                    distributions........................ N/A

         (c)      Reserves or special funds.............. N/A

         (d)      Schedule of distributions.............. N/A

19.      Records, accounts and reports................... Other Policy Benefits and Provisions
                                                           - Reports to Policy
                                                           Owners

20.      Certain miscellaneous provisions
           of trust agreement:

         (a)      Amendment.............................  N/A

         (b)      Termination...........................  N/A

         (c)      and (d) Trustee, removal and
                    successor............................ N/A

         (e)      and (f) Depositors, removal
                    and successor........................ N/A

21.      Loans to security holders....................... Cash Benefits -
                                                           Policy Loans

22.      Limitations on liability........................ N/A

23.      Bonding arrangements............................ N/A

24.      Other material provisions of
           trust agreement............................... Other Information
                                                           About the Policies
                                                           and AUL

                        III. Organizations, Personnel and
                             Affiliated Persons of Depositor

25.      Organization of depositor......................  AUL

26.      Fees received by depositor

         (a)      Under the policies....................  N/A

         (b)      From the Funds........................  General Information
                                                            About AUL, the
                                                            Separate Account and
                                                            the Funds - The
                                                            Funds

27.      Business of depositor..........................  General Information
                                                           About AUL, the
                                                           Separate Account and
                                                           the Funds - AUL

28.      Certain information as to officials
          and affiliated persons of depositor..........   Other Information
                                                           About the Policies
                                                           and AUL - AUL
                                                           Directors and
                                                           Executive Officers

29.      Voting securities of depositor.................. N/A

30.      Persons controlling depositor................... N/A

31.      Payments by depositor for certain
           services rendered to trust.................... N/A

32.      Payments by depositor for certain
           other services rendered to
           trust........................................  N/A

33.      Remuneration of employees of
           depositor for certain services
           rendered to trust............................  N/A

34.      Remuneration of other persons
           for certain services rendered
           to trust.....................................  N/A

                  IV. Distribution and Redemption of Securities

35.      Distribution of trust's securities
           by states....................................  N/A

37.      Revocation of authority to
           distribute..................................  N/A

38.      (a)   Method of distribution..................  Other Information About the Policies and AUL
                                                           -Sale of the Policies

         (b)   Underwriting agreements..................  Other Information
                                                           About the Policies
                                                           and AUL - Sale of the
                                                           Policies

         (c)   Selling agreements........................ Other Information
                                                            About the Policies
                                                            and AUL - Sale of
                                                            the Policies

39.      (a)      Organization of principal
                    underwriters........................  See Item 25

         (b)      N.A.S.D. membership of
                    principal underwriters.............  Other Information
                                                          About the Policies
                                                          and AUL - Sale of the
                                                          Policies
40.      Certain fees received by principal
           underwriters.................................. See Item 26

41.      (a)      Business of each principal
                    underwriter.......................... See Item 27

42.      Ownership of trust's securities
           by certain persons............................ N/A

43.      Certain brokerage commissions
           received by principal
           underwriters.................................  N/A

44.      (a)      Method of valuation...................  How Your Account
                                                           Values Vary

         (b)      Schedule as to offering
                    price...............................  Charges and Deductions

         (c)      Variation in offering price
                    to certain persons..................  Charges and Deductions

45.      Suspension of redemption rights................  N/A

46.      (a)      Redemption Valuation..................  How Your Account Value
                                                           Varies; Cash
                                                           Benefits - Surrender
                                                           Charge

         (b)      Schedule as to redemption
                   price................................. Cash Benefits -
                                                           Surrender Charge

47.      Maintenance of position in
          underlying securities.........................  General Information
                                                           About AUL, the
                                                           Separate Account
                                                           and the Funds
                                                           Separate Account;
                                                           General Information
                                                           About AUL, the
                                                           Separate Account
                                                           and the Funds -  The
                                                           Funds; Premium
                                                           Payments and
                                                           Allocations -
                                                           Premium Allocations
                                                           and Crediting

               V. Information Concerning the Trustee or Custodian

48.      Organization and regulation of
           trustee.......................................  N/A

49.      Fees and expenses of trustees...................  N/A

50.      Trustee's lien..................................  N/A

                     VI. Information Concerning Insurance of
                              Holders of Securities

51.      Insurance of holders of trust's                  Summary and Diagram
          securities....................................   of the Policy;
                                                           General Information
                                                           About AUL, the
                                                           Separate Account and
                                                           the Funds; Death
                                                           Benefits; Cash
                                                           Benefits; Other
                                                           Policy Benefits and
                                                           Provisions; Other
                                                           Information About the
                                                           Policies and AUL;
                                                           Premium Payments and
                                                           Allocations

52.      (a)      Provisions of trust agreement
                    with respect to selection or
                    elimination of underlying
                    securities..........................  Other Information
                                                           About the Policies
                                                           and AUL - Addition,
                                                           Deletion or
                                                           Substitution of
                                                           Investments; General
                                                           Information About
                                                           AUL, the Separate
                                                           Account and the Funds

         (b)      Transactions involving elimination
                    of underlying securities.............. N/A

         (c)      Policy regarding substitution
                    or elimination of under-
                    lying securities.....................  See Item 52(a)

         (d)      Fundamental policy not other-
                    wise covered........................   N/A

53.      Tax status of trust............................   Tax Considerations

                   VIII. Financial and Statistical Information

54.      Trust's securities during last
           ten years..................................... N/A

55.      Trust's securities during last
           ten years..................................... N/A

                                   PROSPECTUS

             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                     American United Life Insurance Company(R)
                               One American Square
                                  P.O. Box 368
                        Indianapolis, Indiana 46206-0368



This Prospectus describes a modified single premium variable life insurance policy (the "Policy") offered by American United Life Insurance Company(R) ("AUL," "we," "us" or "our"). The Policy is designed to provide insurance protection on the Insured (or Insureds if you choose the Last Survivor Rider) named in the Policy.

The Policy gives you the opportunity to allocate premiums and Account Value to one or more Investment Accounts of the AUL American Individual Variable Life Unit Trust (the "Separate Account"). The assets of each Investment Account are invested in a corresponding mutual fund portfolio (each, a "Portfolio") of AUL American Series Fund, Inc., Alger American Portfolio, American Century Variable Portfolios, Inc., Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, and T. Rowe Price Equity Series, Inc. (each a "Fund"). Each Fund, and its Portfolio(s), is managed by the investment adviser shown below:


Fund                                                 Investment Adviser

AUL American Series Fund, Inc.                       AUL
     AUL American Equity Portfolio
     AUL American Bond Portfolio
     AUL American Money Market Portfolio
     AUL American Managed Portfolio

Alger American Fund                                  Fred Alger & Company
     Alger American Growth Portfolio

American Century Variable Portfolios, Inc.           American Century Investment Management, Inc.
     VP Capital Appreciation
     VP International

Fidelity Variable Insurance Products Fund            Fidelity Management & Research Company
     Equity-Income Portfolio
     Growth Portfolio
     High Income Portfolio
     Overseas Portfolio

Fidelity Variable Insurance Products Fund II         Fidelity Management & Research Company
     Asset Manager Portfolio
     Contrafund
     Index 500 Portfolio
     Money Market Portfolio




T. Rowe Price Equity Series, Inc.                 T. Rowe Price Associates, Inc.
     T. Rowe Price Equity Income Portfolio

The prospectuses for the Funds describe their respective Portfolios, including the risks of investing in the Portfolios, and provide other information on the Funds.

AUL guarantees that the Death Benefit Proceeds will never be less than the specified Death Benefit in force (less any outstanding loan and loan interest and plus any benefits provided by rider) so long as sufficient premiums are paid to keep the Policy in force.

The Policy provides for a Net Cash Value that can be obtained by surrendering the Policy. Because this value is based on the performance of the Portfolios of the Funds, there is no guaranteed minimum Net Cash Value.

If the Net Cash Value is insufficient to cover the Monthly Deduction under the Policy, the Policy will lapse without value. The Policy also permits loans and Partial Surrenders, within limits.

It may not be advantageous to replace existing insurance with this Policy. Within certain limits, you may return the Policy, or exchange it for a paid-up policy for a reduced Death Benefit that provides benefits that do not vary with the investment results of a separate account.

THIS PROSPECTUS PRESENTS THE INFORMATION YOU SHOULD KNOW BEFORE DECIDING TO PURCHASE A POLICY. IT SHOULD BE RETAINED FOR FUTURE REFERENCE. PROSPECTUSES FOR THE FUNDS SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.

AN INVESTMENT IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE POLICY INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PREMIUM PAYMENTS (PRINCIPAL).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The Date of this Prospectus is __________, 1997.

                               PROSPECTUS CONTENTS
                                                                         Page

DEFINITIONS OF TERMS......................................................5

SUMMARY AND DIAGRAM OF THE POLICY.........................................8

GENERAL INFORMATION ABOUT AUL, THE SEPARATE ACCOUNT AND THE FUNDS........11
         AUL.............................................................11
         Separate Account................................................11
         The Funds.......................................................12

PREMIUM PAYMENTS AND ALLOCATIONS.........................................15
         Applying for a Policy...........................................15
         Right to Examine Policy.........................................15
         Premiums........................................................15
         Premium Payments to Prevent Lapse...............................16
         Premium Allocations and Crediting...............................16
         Transfer Privilege..............................................17
         Dollar Cost Averaging Program...................................18
         Portfolio Rebalancing Program...................................19

CHARGES AND DEDUCTIONS...................................................19
         Monthly Deduction...............................................19
         Annual Contract Charge..........................................21
         Surrender Charge................................................21
         Taxes...........................................................22
         Special Uses....................................................22
         Fund Expenses...................................................22

HOW YOUR ACCOUNT VALUES VARY.............................................22
         Determining the Account Value...................................22
         Cash Value and Net Cash Value...................................24

DEATH BENEFIT............................................................24
         Amount of Death Benefit Proceeds................................24
         Death Benefit...................................................24
         Selecting and Changing the Beneficiary..........................25

CASH BENEFITS............................................................25
         Policy Loans....................................................25
         Surrendering the Policy for Net Cash Value......................27
         Partial Surrenders..............................................27
         Settlement Options..............................................27
         Specialized Uses of the Policy..................................28

        Life Insurance Retirement Plans.................................29
         Risks of Life Insurance Retirement Plans.......................29

ILLUSTRATIONS OF ACCOUNT VALUES, CASH VALUES, DEATH BENEFITS
 AND ACCUMULATED PREMIUM PAYMENTS.......................................30

OTHER POLICY BENEFITS AND PROVISIONS....................................41
         Limits on Rights to Contest the Policy.........................41
         Changes in the Policy or Benefits..............................41
         Exchange for Paid-Up Policy....................................42
         When Proceeds Are Paid.........................................42
         Dividends......................................................43
         Reports to Policy Owners.......................................43
         Assignment.....................................................43
         Reinstatement..................................................43
         Rider Benefits.................................................43

TAX CONSIDERATIONS......................................................44
         Tax Status of the Policy.......................................44
         Tax Treatment of Policy Benefits...............................46
         Estate and Generation Skipping Taxes...........................48
         Life Insurance Purchased for Use in Split Dollar Arrangements..48
         Non-Individual Ownership of Contracts..........................48
         Possible Charge for AUL's Taxes................................49

OTHER INFORMATION ABOUT THE POLICIES AND AUL............................49
         Policy Termination.............................................49
         Resolving Material Conflicts...................................49
         Addition, Deletion or Substitution of Investments..............49
         Voting Rights..................................................50
         Sale of the Policies...........................................51
         AUL Directors and Executive Officers...........................51
         State Regulation...............................................55
         Additional Information.........................................56
         Independent Auditors...........................................56
         Litigation.....................................................56
         Legal Matters..................................................56
         Financial Statements...........................................56

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUSES OF THE FUNDS, OR THE STATEMENTS OF ADDITIONAL INFORMATION OF THE FUNDS.

                              DEFINITIONS OF TERMS

ACCOUNT VALUE

     The Account Value is the sum of your interest in the Variable Account and the Loan Account.

AGE

     Issue Age means the Insured's age as of the Contract Date. Attained Age means the Issue Age increased by one for each complete Policy Year.

CASH VALUE

     The Cash Value is the Account Value less the Surrender Charge.

CONTRACT DATE

     The date from which Monthiversaries, Policy Years, and Policy Anniversaries are measured. Suicide and incontestability periods are measured from the Contract Date.

DEATH BENEFIT AND DEATH BENEFIT PROCEEDS

     This Policy has a death benefit that is described herein. The Death Benefit Proceeds are the Death Benefit less any outstanding loan and loan interest, plus any benefits provided by rider.

FACE AMOUNT

     The Face Amount shown on the Policy Data Page of the Policy, or as subsequently changed under the Partial Surrender provision.

HOME OFFICE

     One American Square, P.O. Box 368, Indianapolis, Indiana 46206-0368.

INITIAL MAXIMUM PREMIUM

     An amount set to be less than or equal to the initial premium limit required to qualify the Policy as life insurance under the Internal Revenue Code.

INSURED

     The insured named on the Policy Data Page of the Policy. The Insured may or may not be the Owner. An available rider provides for coverage on the lives of two Insureds.

INVESTMENT ACCOUNTS

     One or more of the subdivisions of the Separate Account. Each Investment Account is invested in a different Portfolio.

ISSUE DATE

     The date the Policy is issued.

LOAN ACCOUNT

     A portion of the Account Value which is collateral for loan amounts.

MINIMUM INSURANCE PERCENTAGE

     The minimum percentage of insurance required to qualify the Policy under the Internal Revenue Code. A table of these amounts is on the Policy Data Page of your Policy.

MONTHIVERSARY

     The same date of each month as the Contract Date. If a Monthiversary falls on a day which is not a Valuation Date, the processing of the Monthiversary will be the next Valuation Date.

NET CASH VALUE

     Cash Value less outstanding loans and loan interest.

OWNER

     The owner named in the application for a Policy, unless changed.

PARTIAL SURRENDER

     A withdrawal of a portion of the Account Value.

POLICY ANNIVERSARY

     The same date each year as the Contract Date.

POLICY DATA PAGE

     The Policy Data Page in your Policy, or the supplemental Policy Data Page most recently sent to you by us.

POLICY YEAR

     One year from the Contract Date and from each Policy Anniversary.

PORTFOLIO

     A separate investment fund in which the Separate Account invests.

PROPER NOTICE

     Notice that is received at our Home Office in a form acceptable to us.

RISK AMOUNT

     The Death Benefit divided by 1.00346627 less the Account Value.

SEPARATE ACCOUNT

     AUL American Individual Variable Life Unit Trust. The Separate Account is segregated into several Investment Accounts.

VALUATION DATE

     Valuation Dates are the dates on which the Investment Accounts are valued. A Valuation Date is any date on which the New York Stock Exchange is open and we are open for business.

VALUATION PERIOD

     A Valuation Period begins at the close of one Valuation Date and ends at the close of the next succeeding Valuation Date.

VARIABLE ACCOUNT

     The Account Value of this Policy which is invested in one or more Investment Accounts.

WE

     "We", "us" or "our" means AUL.

YOU

     "You" or "your" means the Owner of this Policy.

                        SUMMARY AND DIAGRAM OF THE POLICY

The following summary of Prospectus information and diagram of the Policy should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the description of the Policy in this Prospectus assumes that the Policy is in force, that the Last Survivor Rider is not in force, and that there are no outstanding loans and loan interests.

The Policy is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance, the Owner of a Policy pays premium payments for insurance coverage on the Insured. Also, like fixed-benefit life insurance, the Policy provides for accumulation of premiums and a Net Cash Value that is payable if the Policy is surrendered during the Insured's lifetime. As with fixed-benefit life insurance, the Net Cash Value during the early Policy Years is likely to be lower than the premium payments paid.

However, the Policy differs from fixed-benefit life insurance in several important respects. Unlike fixed-benefit life insurance, the Death Benefit may and the Account Value will increase or decrease to reflect the investment performance of the Investment Accounts to which Account Value is allocated. Also, there is no guaranteed minimum Net Cash Value. If the Net Cash Value is insufficient to pay the Monthly Deduction, the Policy will lapse without value after a grace period. See "Premium Payments to Prevent Lapse." If a Policy lapses while loans are outstanding, adverse tax consequences may result. See "Tax Considerations."

The most important features of the Policy, such as charges, cash surrender benefits, Death Benefit, and calculation of Cash Values, are summarized in the diagram on the following pages.

     Purpose of the Policy. The Policy is designed to provide long-term insurance benefits, and may also provide long-term accumulation of Cash Value. The Policy should be evaluated in conjunction with other insurance policies that you own, as well as the need for insurance and the Policy's long-term potential for growth. It may not be advantageous to replace existing insurance coverage with this Policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations. See "Illustrations" below and "Specialized Uses of the Policy."

     Illustrations. Illustrations included in this Prospectus or used in connection with the purchase of a Policy that illustrate Policy Cash Values and Death Benefit Proceeds for prototype insureds are based on hypothetical rates of return.

The   illustrations   show  Policy   values   based  on  current   charges  and,
alternatively, based on guaranteed charges. See "Illustrations of Account Values, Net Cash Values, Death Benefits and Accumulated Premium Payments."

     Policy Tax Compliance. AUL intends for the Policy to satisfy the definition of a life insurance policy under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). It is expected that most Policies will be treated as modified endowment contracts ("Modified Endowments") under federal tax law. AUL will monitor the Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of violating the federal tax definition of life insurance. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a Modified Endowment, see "Tax Considerations."

         Right to Examine Policy and Policy Exchange. For a limited time, you have the right to cancel your Policy and receive a refund. See "Right to Examine Policy." Premiums are generally allocated to the Investment Accounts on the later of the day the "right to examine" period expires, or the date we receive the premium at our Home Office. See "Premium Allocations and Crediting."

You may exchange the Policy for a paid-up whole life policy with a level face amount, not greater than the Policy's Face Amount, that can be purchased by the Policy's Net Cash Value. See "Exchange for Paid-Up Policy."

     Owner Inquiries. If you have any questions, you may write or call our Home Office at One American Square, P.O. Box 368, Indianapolis, Indiana 46206-0368, 1-317-263-1877.


                               Diagram of Contract

                                Premium Payments

 . You may elect to pay an initial premium payment that is equivalent to 80%, 90% or 100% of the Initial Maximum Premium plan but are not required to pay premium payments according to the plan. You can vary the amount and frequency and can skip planned premium payments. Subsequent premiums may be made at any time, and in any amount, subject to limits outlined in the "Premiums" section.

 . The Policy's maximum initial premium payment depends on the Insured's age, sex and risk class, initial Face Amount selected, and any supplemental and/or rider benefits.

 . Extra premium payments may be necessary to prevent lapse.


                              Net Premium Payments

 . You direct the allocation of Net Premium payments among 16 Investment Accounts
  of  the  Separate   Account.   (See  rules  and  limits  on  premium   payment
  allocations.)

 . Each Investment Account invests in a corresponding portfolio of a mutual fund:

Mutual Fund                                             Portfolio

AUL American Series Fund, Inc.                          Equity Portfolio
                                                        Bond Portfolio
                                                        Managed Portfolio
                                                        Money Market Portfolio

Alger American Fund                                     Alger American Growth Portfolio

                                       9

American Century Variable Portfolios, Inc.              VP Capital Appreciation
                                                        VP International

Fidelity Variable Insurance Products Fund               Equity-Income Portfolio
                                                        Growth Portfolio
                                                        High Income Portfolio
                                                        Overseas Portfolio

Fidelity Variable Insurance Products Fund II            Asset Manager Portfolio
                                                        Contrafund Portfolio
                                                        Index 500 Portfolio
                                                        Money Market Portfolio

T. Rowe Price Equity Series, Inc.                       T. Rowe Price Equity Income

                                   Deductions

                               From Account Value

 . Monthly deduction for cost of insurance, administration fees, state and federal taxes and charges for any supplemental and/or rider benefits. Administration fees are currently 1/12 of 0.40% of Account Value per month. An annual contract fee of $30 will be deducted on a monthly basis if Account Value is less than $50,000.

                            From Investment Accounts

 . Monthly  charge  at a  guaranteed  annual  rate of 0.90%  from the  Investment
  Accounts during the first 10 Policy Years and 0.80% thereafter for mortality and expense risks.

 . Investment advisory fees and operating expenses are deducted from the assets of each Portfolio.

                                  Account Value

 . Contract Value is equal to premiums, as adjusted each Valuation Date to reflect Investment Account investment experience, charges deducted and other Policy transactions (such as transfers, loans and surrenders).

 . Varies from day to day.  There is no minimum  guaranteed  Account  Value.  The
  Policy may lapse if the Net Cash Value is insufficient to cover a Monthly Deduction due.

 . Can be transferred among the Investment Accounts. A transfer fee of $25.00 may apply if more than 12 transfers are made in a Policy Year.

 . Is the starting point for calculating certain values under a Policy, such as the Cash Value, Net Cash Value and the Death Benefit used to determine Death Benefit Proceeds.


                   Cash Benefits                             Death Benefits

 .  Loans may be taken for amounts up to 90% of the           .   Income tax free to beneficiary.
   Account Value, less loan interest due on the next
   Policy Anniversary and any surrender charges.              .  Available as lump sum or under a variety of
                                                                 settlement options.
 .  Partial Surrenders generally can be made provided
   there is sufficient remaining Net Cash Value.              .  For all policies, Face Amount generated by the
                                                                 selection of the initial premium amount
 .  The Policy may be surrendered in full at any time
   for its Net Cash Value.  A surrender charge will           .  Death Benefit equal to the specified amount.
   apply during the first ten Policy Years after
   issue.                                                     .  Supplemental and/or rider benefits may be available.

 .  Settlement options are available.

 . Loans, Partial Surrenders, and Full Surrenders may have adverse tax consequences.

               GENERAL INFORMATION ABOUT AUL, THE SEPARATE ACCOUNT
                                 AND THE FUNDS

AUL

The Policies are issued by AUL which is a mutual life insurance company organized under the laws of the State of Indiana. It was originally incorporated as a fraternal society in 1877 under the laws of the federal government, and reincorporated under the laws of the State of Indiana in 1933. AUL is currently licensed to transact life insurance business in 48 states and the District of Columbia. AUL conducts a conventional life insurance, reinsurance, and annuity business. At December 31, 1996, AUL had admitted assets of $7,852,292,848 and a policy owners' surplus of $572,825,650.

AUL is subject to regulation by the Department of Insurance of the State of Indiana as well as by the insurance departments of all other states and jurisdictions in which it does business. We submit annual statements on our operations and finances to insurance officials in such states and jurisdictions. The forms for the Policy described in this Prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which Policies are sold.

Separate Account

The Separate Account was established as a segregated investment account under Indiana law on July 10, 1997. It is used to support the Policies and may be used to support other variable life insurance contracts, and for other purposes permitted by law. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment
Company Act of 1940 (the "1940 Act"). AUL has established other segregated investment accounts, some of which also are registered with the SEC.

The Separate Account is divided into Investment Accounts. The Investment Accounts available under the Policies invest in shares of Portfolios of the Funds. The Separate Account may include other Investment Accounts that are not available under the Policies and are not otherwise discussed in this Prospectus. The assets in the Separate Account are owned by AUL.

Income, gains and losses, realized or unrealized, of an Investment Account are credited to or charged against the Investment Account without regard to any other income, gains or losses of AUL. Applicable insurance law provides that assets equal to the reserves and other contract liabilities of the Separate Account are not chargeable with liabilities arising out of any other business of AUL. AUL is obligated to pay all benefits provided under the Policies.

The Funds

Each Fund is registered with the SEC as a diversified, open-end management investment company under the 1940 Act, although the SEC does not supervise their management or investment practices and policies. Each of the Funds comprises one or more of the Portfolios and other series that are not available under the Policies. The investment objectives of each of the Portfolios is described below.

     AUL American Series Fund, Inc.

     AUL American Equity Portfolio. The primary investment objective of the AUL American Equity Portfolio is long-term capital appreciation. The Portfolio seeks current investment income as a secondary objective. The Portfolio attempts to achieve these objectives by investing primarily in equity securities selected on the basis of fundamental investment research for their long-term growth prospects.

     AUL American Bond Portfolio. The primary investment objective of the AUL American Bond Portfolio is to provide a high level of income consistent with prudent investment risk. As a secondary objective, the Portfolio seeks to provide capital appreciation to the extent consistent with the primary objective. The Portfolio attempts to achieve these objectives by investing primarily in corporate bonds and other debt securities.

     AUL American Money Market Portfolio. The investment objective of the AUL American Money Market Portfolio is to provide a high level of current income while preserving assets and maintaining liquidity and investment quality. The Portfolio attempts to achieve this objective by investing in short-term money market instruments that are of the highest quality.

     AUL American Managed Portfolio. The investment objective of the AUL American Managed Portfolio is to provide a high total return consistent with prudent investment risk. The Portfolio attempts to achieve this objective through a fully managed investment policy utilizing publicly traded common stock, debt securities (including convertible debentures), and money market securities.

     Alger American Fund

     Alger American Growth Portfolio. The Alger American Growth Portfolio is a growth portfolio that seeks to obtain long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have a total market capitalization of one billion dollars or greater.

     American Century Variable Portfolios, Inc.

     VP Capital Appreciation. The VP Capital Appreciation Portfolio seeks capital growth by investing primarily in common stocks (including securities convertible into common stocks and other equity equivalents) and other securities that meet certain fundamental and technical standards of selection and have, in the opinion of the Portfolio's investment manager, better than average potential for appreciation. The Portfolio tries to stay fully invested in such securities, regardless of the movement of prices generally.

     VP International. The VP International Portfolio seeks to achieve its investment objective of capital growth by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and have, in the opinion of the investment manager, potential for appreciation. The Portfolio will invest primarily in common stocks (defined to include depository receipts for common stock and other equity equivalents) of such companies. Investment in securities of foreign issuers typically involves a greater degree of risk than investment in domestic securities.

     Fidelity Variable Insurance Products Fund

     Equity-Income Portfolio. The Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities; the Portfolio will also consider the potential for capital appreciation.

     Growth Portfolio. The Growth Portfolio seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although the Portfolio's investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

     High Income Portfolio. The High Income Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. These include securities commonly referred to as junk bonds, the risks of which are described in the prospectus for the Fund.

     Overseas Portfolio. The Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

     Fidelity Variable Insurance Products Fund II

     Asset Manager Portfolio. The Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income instruments.

     Contrafund.   The  Contrafund   Portfolio  seeks  capital  appreciation  by
investing primarily in companies that the investment adviser believes to be undervalued due to an overly pessimistic appraisal by the public.

     Index 500 Portfolio. The Index 500 Portfolio seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of common stocks publicly traded in the United States. In seeking this objective, the Portfolio attempts to duplicate the composition and total return of the Standard & Poor's Composite Index of 500 Stocks.

     Money Market Portfolio. The Money Market Portfolio seeks to maintain a stable $1.00 share price and a high level of current income while preserving capital and liquidity. The Portfolio invests its assets in high-quality, U.S. dollar-denominated money market securities of domestic and foreign issuers.

     T. Rowe Price Equity Series, Inc.

     T. Rowe Price Equity Income Portfolio. The T. Rowe Price Equity Income Portfolio seeks to provide substantial dividend income as well as long-term capital appreciation through investments in common stocks of established companies.

THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF ANY OF THE FUNDS WILL BE ACHIEVED.

More detailed information concerning the investment objectives, policies, and restrictions pertaining to the Funds and Portfolios and their expenses, investment advisory services and charges and the risks involved with investing in the Portfolios and other aspects of their operations can be found in the current prospectus for each Fund or Portfolio and the current Statement of Additional Information for each Fund or Portfolio. The prospectuses for the Funds or Portfolios should be read carefully before any decision is made concerning the allocation of Net Premium payments or transfers among the Investment Accounts.

AUL has entered into agreements with the Distributors/Advisers of Alger American Fund, American Century Variable Portfolios, Inc. and Fidelity Investments under which AUL has agreed to render certain services and to provide information about these Funds to Owners who invest in these Funds. Under these agreements and for providing these services, AUL receives compensation from the Distributor/Advisor of these Funds ranging from zero basis points until a certain level of Fund assets have been purchased to fifteen basis points on the net average aggregate deposits made.

AUL cannot guarantee that each Fund or Portfolio will always be available for the Policies; but, in the unlikely event that a Fund or Portfolio is not available, AUL will take reasonable steps to secure the availability of a comparable fund. Shares of each Portfolio are purchased and redeemed at net asset value, without a sales charge.

                        PREMIUM PAYMENTS AND ALLOCATIONS

Applying for a Policy

AUL requires satisfactory evidence of the proposed Insured's insurability, which may include a medical examination of the proposed Insured. The available Issue Ages are 0 through 89 on a standard basis. Issue Age is determined based on the Insured's age as of the Contract Date. Acceptance of an application depends on AUL's underwriting rules, and AUL reserves the right to reject an application. Coverage under the Policy is effective as of the later of the date the initial premium is paid or the Issue Date.

As the Owner of the Policy, you may exercise all rights provided under the Policy while the Insured is living, subject to the interests of any assignee or irrevocable beneficiary. The Insured is the Owner, unless a different Owner is named in the application. In accordance with the terms of the Policy, the Owner may in the application or by Proper Notice name a contingent Owner or a new Owner while the Insured is living. The Policy may be jointly owned by more than one Owner. The consent of both joint Owners is required for all transactions except when proper forms have been executed to allow one Owner to make changes. Unless a contingent Owner has been named, on the death of the last surviving Owner, ownership of the Policy passes to the estate of the last surviving Owner, which then will become the Owner. A change in Owner may have tax consequences. See "Tax Considerations."

Right to Examine Policy

You may cancel your Policy for a refund during your "right to examine" period. This period expires 10 days after you receive your Policy. We assume you receive your Policy 5 days after the Issue Date. If you decide to cancel the Policy, you must return it by mail or other delivery method to the Home Office or to the authorized AUL representative who sold it. Immediately after mailing or delivery, the Policy will be deemed void from the beginning. Within seven calendar days after AUL receives the returned Policy, AUL will refund the greater of premiums paid or the Account Value.

Premiums

The Policy permits the Owner to pay a large single premium and, subject to restrictions, additional premiums. The minimum initial premium payment required depends on a number of factors, such as the Age, sex and risk class of the proposed Insured, the initial Face Amount, any supplemental and/or rider benefits and the premium payments you propose to make. You may elect the initial premium to be 80%, 90% or 100% of the Initial Maxmium Premium. The Initial Maximum Premium is less than or equal to the maximum premium that can be paid for a given Face Amount in order for an insurance policy to qualify as a life insurance contract for tax purposes. Consult your AUL representative for information about the initial premium required for the coverage you desire.

The initial premium is due on or before delivery of the Policy. There will be no coverage until this premium is paid or until the Issue Date, whichever is later.

You may make other premium payments at any time and in any amount, subject to the limits described in this section. The actual amount of premium payments will affect the Account Value and the period of time the Policy remains in force.

Premium payments after the initial payment must be made to our Home Office. Each payment must be at least equal to the minimum payment shown on the Policy Data Page in your Policy. All premiums combined may not be more than $1,000,000, unless a higher amount is agreed to by us.

If the payment of any premium would cause an increase in Risk Amount because of the Minimum Insurance Percentage, we may require satisfactory evidence of insurability before accepting it. If we accept the premium, we will allocate the premium to your Account Value on the date of our acceptance. If we do not accept the premium, we will refund it to you.

If the payment of any premium would cause this Policy to fail to meet the federal tax definition of a life insurance contract in accordance with the Internal Revenue Code, we reserve the right to refund the amount to you with interest no later than 60 days after the end of the Policy Year in which we receive the premium, but we assume no obligation to do so.

Each premium after the initial premium must be at least $1,000. AUL may increase this minimum 90 days after we send you a written notice of such increase. However AUL reserves the right to limit the amount of a premium payment or the total premium payments paid.

Premium Payments to Prevent Lapse

The Policy goes into default at the start of the grace period, which is a period to make a premium payment sufficient to prevent lapse. The grace period starts if the Net Cash Value on a Monthiversary will not cover the Monthly Deduction. A premium sufficient to keep the Policy in force must be submitted during the grace period.

AUL will send notice of the grace period and the amount required to be paid during the grace period to your last known address. The grace period shall terminate as of the date indicated in the notice, which shall comply with any applicable state law. The grace period will begin when the notice is sent. Your Policy will remain in force during the grace period. If the Insured should die during the grace period, the Death Benefit Proceeds will still be payable to the beneficiary, although the amount paid will reflect a reduction for the Monthly Deductions due on or before the date of the Insured's death (and for any outstanding loan and loan interest). See "Amount of Death Benefit Proceeds." If the grace period premium payment has not been paid before the grace period ends, your Policy will lapse. It will have no value, and no benefits will be payable. See "Reinstatement." A grace period also may begin if any outstanding loan and loan interest becomes excessive. See "Policy Loans."

Premium Allocations and Crediting

In the Policy application, you specify the percentage of a premium to be allocated to each Investment Account. The sum of your allocations must equal 100%, with at least 1% of the premium payment allocated to each Investment Account selected by you. All premium allocations must be in whole percentages. AUL reserves the right to limit the number of Investment Accounts to which premiums may be allocated. You can change the allocation percentages at any time, subject to these rules, by sending Proper Notice to the Home Office, or by telephone if written authorization is on file with us. The change will apply to the premium payments received with or after receipt of your notice.

The initial premium generally is allocated to the Investment Accounts in accordance with your allocation instructions on the later of the day the "right to examine" period expires, or the date we receive the premium at our Home Office. Subsequent premiums are allocated as of the end of the Valuation Period during which we receive the premium at our Home Office.

We generally allocate all premiums received prior to the Issue Date to our general account prior to the end of the "right to examine" period. We will credit interest daily on premiums so allocated. However, we reserve the right to allocate premiums to the Investment Accounts of the Separate Account in accordance with your allocation instructions prior to the expiration of the "right to examine" period. If you exercise your right to examine the Policy and cancel it by returning it to us, we will refund to you the greater of any premiums paid or the Account Value. At the end of the "right to examine" period, we transfer the premium and interest to the Investment Accounts of the Separate Account based on the percentages you have selected in the application. For purposes of determining the end of the "right to examine" period, solely as it applies to this transfer, we assume that receipt of this Policy occurs 5 days after the Issue Date.

Premium payments requiring satisfactory evidence of insurability will not be credited to the Policy until underwriting has been completed and the premium payment has been accepted. If the additional premium payment is rejected, AUL will return the premium payment immediately, without any adjustment for investment experience.

Transfer Privilege

You may transfer amounts among Investment Accounts at any time after the "right to examine" period.

There currently is no minimum transfer amount, although we reserve the right to require a $100 minimum transfer. You must transfer the minimum amount, or, if less, the entire amount in the account from which you are transferring each time a transfer is made. If after the transfer the amount remaining in any account is less than $25, we have the right to transfer the entire amount. Any applicable transfer charge will be assessed. The charge will be deducted from the account(s) from which the transfer is made on a prorata basis.

Transfers are made such that the Account Value on the date of transfer will not be affected by the transfer, except for the deduction of any transfer charge. Currently, all transfers are free. On a guaranteed basis, we reserve the right to limit the number of transfers to 12 per year, or to restrict transfers from being made on consecutive Valuation Dates.

If we determine that the transfers made by or on behalf of one or more Owners are to the disadvantage of other Owners, we may restrict the rights of certain Owners. We also reserve the right to limit the size of transfers and remaining balances, to limit the number and frequency of transfers, and to discontinue telephone transfers.

The first 12 transfers during each Policy Year are free. Any unused free transfers do not carry over to the next Policy Year. We will assess a $25 charge for the thirteenth and each subsequent transfer during a Policy Year. For the purpose of assessing the charge, each request (or telephone request described below) is considered to be one transfer, regardless of the number of Investment Accounts affected by the transfer. The charge will be deducted from the Investment Account(s) from which the transfers are made.

     Telephone Transfers. Telephone transfers will be based upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization has been provided to us. We reserve the right to suspend telephone transfer privileges at any time, for any reason, if we deem such suspension to be in the best interests of Owners.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if we follow those procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We may be liable for such losses if we do not follow those reasonable procedures. The procedures we will follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

Dollar Cost Averaging Program

The Dollar Cost Averaging Program, if elected, enables you to transfer systemically and automatically, on a monthly basis, specified dollar amounts from The AUL American Money Market Investment Account to other Investment Accounts. By allocating on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, we make no guarantee that the Dollar Cost Averaging Program will result in a gain.

You specify the fixed dollar amount to be transferred automatically from the AUL American Money Market Investment Account. At the time that you elect the Dollar Cost Averaging Program, the Account Value in the AUL American Money Market account from which transfers will be made must be at least $2,000.

You may elect this program at the time of application by completing the authorization on the application or at any time after the Policy is issued by properly completing and returning the election form to us. Transfers made under the Dollar Cost Averaging Program will commence on the Monthiversary on or next following the election.

Once elected, transfers from the AUL American Money Market Investment Account will be processed until the value of the Investment Account is completely depleted, or you send us Proper Notice instructing us to cancel the transfers.

Currently, transfers made under the Dollar Cost Averaging Program will not be subject to any transfer charge and will not count against the number of free transfers permitted in a Policy Year. We reserve the right to impose a $25 transfer charge for each transfer effected under a Dollar Cost Averaging
Program. We also reserve the right to alter the terms or suspend or eliminate the availability of the Dollar Cost Averaging Program at any time.

Portfolio Rebalancing Program

You may elect to have the accumulated balance of each Investment Account redistributed to equal a specified percentage of the Variable Account. This will be done on an annual basis from the Monthiversary on which the Portfolio Rebalancing Program commences. If elected, this plan automatically adjusts your Portfolio mix to be consistent with the allocation most recently requested. The redistribution will not count toward the 12 free transfers permitted each Policy Year. If the Dollar Cost Averaging Program has been elected and has not been completed, the Portfolio Rebalancing Program will commence on the Monthiversary following the termination of the Dollar Cost Averaging Program.

You may elect this program at the time of application by completing the authorization on the application or at any time after the Policy is issued by properly completing the election form and returning it to us. Portfolio rebalancing will terminate when you request any transfer or the day we receive Proper Notice instructing us to cancel the Portfolio Rebalancing Program. We reserve the right to alter the terms or suspend or eliminate the availability of portfolio rebalancing at any time.

                             CHARGES AND DEDUCTIONS

Monthly Deduction

AUL will deduct Monthly Deductions for the Contract Date and each Monthiversary. Monthly Deductions due on the Contract Date and any Monthiversaries prior to the Issue Date are deducted on the Issue Date. Your Contract Date is the date used to determine your Monthiversary. The Monthly Deduction consists of (1) cost of insurance charge, (2) monthly administrative charge, (3) mortality and expense risk charge, (4) tax charges, and (5) any charges for rider benefits, as described below. The Monthly Deduction is deducted from the Investment Account prorata on the basis of the portion of Account Value in each account.

     Cost of Insurance Charge. This charge compensates AUL for the expense of providing insurance coverage. The charge depends on a number of variables and therefore will vary between Policies, and may vary from Monthiversary to Monthiversary. The Policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are no greater than the 1980 Commissioners Standard Ordinary Mortality Tables (the "1980 CSO Tables") (and where unisex cost of insurance rates apply, the 1980 CSO-C Tables). The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables. These rates are based on the Attained Age and underwriting class of the Insured. They are also based on the sex of the Insured, except that unisex rates are used where appropriate under applicable law, including in the state of Montana, and in Policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs. The cost of insurance rate generally increases with the Attained Age of the Insured. As of the date of this Prospectus, we charge "current rates" that are generally lower (i.e., less expensive) than the guaranteed rates, and we may also charge current rates in the future. The current rates may also vary with the Attained Age, gender, where permissible, duration, policy size and underwriting class of the Insured, or, alternatively, may be a charge against Account Value that does not vary with Attained Age or gender, and may vary with underwriting class. For any Policy, the current cost of insurance on a Monthiversary is calculated in one of two ways: (1) if the Initial Maximum Premium is paid, the cost of insurance equals the lesser of an amount equal, on an annual basis, to a guaranteed maximum monthly rate multiplied by the Account Value or an amount equal to the Risk Amount multiplied by the guaranteed maximum cost of insurance rate set forth in the Policy; or (2) if less than the Initial Maximum Premium is paid, the cost of insurance is calculated by multiplying the current cost of insurance rate for the Insured by the Risk Amount for that Monthiversary. We reserve the right to change the current cost of insurance rates, and, in the case of payment of the Initial Maximum Premium, to assess a cost of insurance charge calculated solely by multiplying the current cost of insurance rate for the Insured by the Risk Amount for a Monthiversary, in the same manner as the cost of insurance charge currently is calculated when less than the Initial Maximum Premium is paid. The Risk Amount on a Monthiversary is the difference between the Death Benefit divided by 1.00246627 and the Account Value.

AUL places the Insured in a risk class when the Policy is given underwriting approval, based on AUL's underwriting of the application. AUL currently places Insureds in a standard class based on underwriting. An Insured may be placed in a substandard risk class, which involves a higher mortality risk than the standard classes. Standard rates are available for Issue Ages 0-89. The guaranteed maximum cost of insurance rate is set forth on the Policy Data Page of your Policy.

     Monthly Administrative Charge. The monthly administrative charge is a level monthly charge that is guaranteed not to exceed, on an annual basis, a rate of 0.40% of Account Value. We reserve the right to charge a lower current rate. This charge reimburses AUL for expenses incurred in the administration of the Policies and the Separate Account. Such expenses include, but are not limited to: underwriting and issuing the Policy, confirmations, annual reports and account statements, maintenance of Policy records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Owner servicing and all accounting, valuation, regulatory and updating requirements.

     Mortality and Expense Risk Charge. AUL deducts a monthly charge from the Investment Accounts prorata based on your amounts in each account. The current charge is at an annual rate of 0.90% of Variable Account value during the first 10 Policy Years, and 0.80% thereafter, and is guaranteed not to increase for the duration of a Policy. AUL may realize a profit from this charge.

The mortality risk assumed is that Insureds, as a group, may live for a shorter period of time than estimated and, therefore, the cost of insurance charges specified in the Policy will be insufficient to meet actual claims. The expense risk AUL assumes is that expenses incurred in issuing and administering the Policies and the Separate Account will exceed the amounts realized from the monthly administrative charges assessed against the Policies.

     Premium Tax Charge. AUL deducts a monthly charge at an annual rate equal to .25% of Account Value during the first 10 Policy Years for state and local premium taxes and administrative expenses. The state and local premium tax charge reimburses AUL for premium taxes and related administrative expenses associated with the Policies. AUL expects to pay an average state and local premium tax rate (including related administrative expenses) of approximately 2.5% of premium payments for all states.

     Federal Tax Charge. AUL also deducts a federal tax charge at an annual rate equal to 0.15% of Account Value during the first 10 Policy Years.

     Cost of  Additional  Benefits  Provided by Riders.  The cost of  additional
benefits   provided  by  riders  is  charged  to  the   Account   Value  on  the
Monthiversary.

Annual Contract Charge

AUL deducts an annual contract charge from Account Value equal to $30 on each Policy Anniversary in which the Account Value is less than $50,000. This charge is deducted prorata from each Investment Account to which you have allocated Account Value.

Surrender Charge

During the first 10 Policy Years, a surrender charge based on the percentage of premium surrendered will be deducted from the Account Value if the Policy is completely surrendered for cash, or if you make a Partial Surrender in excess of 12% of the Account Value as of the beginning of the Policy Year. The total surrender charge will not exceed the maximum surrender charge set forth in your Policy.

The surrender charge on the date of reinstatement of a Policy will be based on the number of Policy Years from the original Contract Date. For purposes of determining the surrender charge on any date after reinstatement, the period the Policy was lapsed will count.

The table below shows the surrender charge deducted if the Policy is completely surrendered during the first 10 Policy Years.

                                Table of Surrender Charges

                          Policy Year             Percentage of Premium

                               1                          10%
                               2                           9%
                               3                           8%
                               4                           7%
                               5                           6%
                               6                           5%
                               7                           4%
                               8                           3%
                               9                           2%
                              10                           1%

Taxes

AUL does not currently assess a charge for any taxes other than the state premium tax charge and federal tax charge. We reserve the right, however, to assess a charge for such taxes, or taxes resulting from the performance of the Separate Account, against the Separate Account if we determine that such taxes will be incurred.

Special Uses

We may agree to reduce or waive the surrender charge or the Monthly Deduction, or credit additional amounts under the Policies in situations where selling and/or maintenance costs associated with the Policies are reduced, such as the sale of several Policies to the same Owner(s), sales of large Policies, sales of Policies in connection with a group or sponsored arrangement or mass transactions over multiple Policies.

In addition, we may agree to reduce or waive some or all of these charges and/or credit additional amounts under the Policies for those Policies sold to person who meet criteria established by us, who may include current and retired officers, directors and employees of us and our affiliates. We may also agree to waive minimum premium requirements for such persons.

We will only reduce or waive such charges or credit additional amounts on any Policies where expenses associated with the sale of the Policy and/or costs associated with administering and maintaining the Policy are reduced. We reserve the right to terminate waiver/reduced charge and crediting programs at any time, including for issued Policies.

Fund Expenses

Each Investment Account of the Separate Account purchases shares at the net asset value of the corresponding Portfolio. The net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy and are described in the Funds' prospectuses.

                          HOW YOUR ACCOUNT VALUES VARY

There is no minimum  guaranteed  Account  Value,  Cash Value or Net Cash  Value.
These values will vary with the investment experience of the Investment Accounts, and will depend on the allocation of Account Value. If the Net Cash Value on a Monthiversary is less than the amount of the Monthly Deduction to be deducted on that date, the Policy will be in default and a grace period will begin. See "Premium Payments to Prevent Lapse."

Determining the Account Value

On the Contract Date, the Account Value is equal to the initial premium less the Monthly Deductions deducted as of the Contract Date. On each Valuation Day thereafter, the Account Value is the aggregate of the Variable Account value and the Loan Account value. The Account Value will vary to reflect the performance of the Investment Accounts to which amounts have been allocated, interest credited on amounts in the Loan Account, premium payments since the prior Valuation Date, charges, transfers, Partial Surrenders and surrender charges since the prior Valuation Date, loans and loan repayments.

     Variable Account Value. When you allocate an amount to an Investment Account, either by premium payment allocation or transfer, your Policy is credited with accumulation units in that Investment Account. The number of accumulation units is determined by dividing the amount allocated to the Investment Account by the Investment Account's accumulation unit value at the end of the Valuation Period during which the allocation is effected. The Variable Account value of the Policy equals the sum, for all Investment Accounts, of the accumulation units credited to an Investment Account multiplied by that Investment Account's accumulation unit value.

The number of Investment Account accumulation units credited to your Policy will increase when premium payments are allocated to the Investment Account and when amounts are transferred to the Investment Account. The number of Investment Account accumulation units credited to a Policy will decrease when the allocated portion of the Monthly Deduction is taken from the Investment Account, a loan is made, an amount is transferred from the Investment Account, or a Partial Surrender is taken from the Investment Account.

     Accumulation Unit Values. An Investment Account's accumulation unit value is determined on each Valuation Date and varies to reflect the investment experience of the underlying Portfolio. It may increase, decrease, or remain the same from Valuation Period to Valuation Period. The accumulation unit value for the Money Market Investment Account was initially set at $1, and the accumulation unit value for each of the other Investment Accounts was arbitrarily set at $5 when each Investment Account was established. For each Valuation Period after the date of establishment, the accumulation unit value is determined by multiplying the value of an accumulation unit for an Investment Account for the prior Valuation Period by the net investment factor for the Investment Account for the current Valuation Period.

     Net Investment Factor. The net investment factor is used to measure the investment performance of an Investment Account from one Valuation Period to the next. For any Investment Account, the net investment factor for a Valuation Period is determined by dividing (a) by (b), where:

         (a) is equal to:
          1. the net asset value per share of the Portfolio held in the Investment Account determined at the end of the current Valuation Period; plus
          2. the per share amount of any dividend or capital gain distribution paid by the Portfolio during the Valuation Period; plus
          3. the per share credit or charge with respect to taxes, if any, paid or reserved for by AUL during the Valuation Period that are determined by AUL to be attributable to the operation of the Investment Account; and

         (b) is equal to:
          1. the net asset value per share of the Portfolio held in the Investment Account determined at the end of the preceding Valuation Period; plus
          2. the per share credit or charge for any taxes reserved for the immediately preceding Valuation Period.

     Loan Account Value. On any Valuation Date, if there have been any Policy loans, the Loan Account value is equal to amounts transferred to the Loan Account from the Investment Accounts as collateral for Policy loans and for due and unpaid loan interest, less amounts transferred from the Loan Account to the Investment Accounts as outstanding loans and loan interest are repaid, and plus interest credited to the Loan Account.

Cash Value and Net Cash Value

The Cash Value on a Valuation Date is the Account Value less any applicable surrender charges. The Net Cash Value on a Valuation Date is the Cash Value reduced by any outstanding loans and loan interest. Net Cash Value is used to determine whether a grace period starts. See "Premium Payments to Prevent Lapse." It is also the amount that is available upon full surrender of the Policy. See "Surrendering the Policy for Net Cash Value."

                                  DEATH BENEFIT

As long as the Policy remains in force, AUL will pay the Death Benefit Proceeds upon receipt at the Home Office of satisfactory proof of the Insured's death. AUL may require return of the Policy. The Death Benefit Proceeds may be paid in a lump sum, generally within seven calendar days of receipt of satisfactory proof (see "When Proceeds Are Paid"), or in any other way agreeable to you and us. Before the Insured dies, you may choose how the proceeds are to be paid. If you have not made a choice before the Insured dies, the beneficiary may choose how the proceeds are paid. The Death Benefit Proceeds will be paid to the beneficiary. See "Selecting and Changing the Beneficiary."

Amount of Death Benefit Proceeds

The Death Benefit Proceeds are equal to the sum of the Death Benefit in force as of the end of the Valuation Period during which death occurs, plus any rider benefits, minus any outstanding loan and loan interest on that date. If the date of death occurred during a grace period, the Death Benefit will still be payable to the beneficiary, although the amount will be equal to the Death Benefit immediately prior to the start of the grace period, plus any benefits provided by rider, and less any outstanding loan and loan interest and overdue Monthly Deductions as of the date of death. Under certain circumstances, the amount of the Death Benefit may be further adjusted. See "Limits on Rights to Contest the Policy" and "Changes in the Policy or Benefits."

If part or all of the Death Benefit Proceeds is paid in one sum, AUL will pay interest on this sum as required by applicable state law from the date of the Insured's death to the date of payment.

Death Benefit

The Death Benefit is the greater of the Face Amount or the Applicable Percentage (as described below) of Account Value on the date of the Insured's death. If investment performance is favorable, the amount of the Death Benefit may increase. However, the Death Benefit ordinarily will not change for several years to reflect any favorable investment performance and may not change at all. To see how and when investment performance may begin to affect the Death Benefit, see "Illustrations of Account Values, Cash Values, Death Benefits and Accumulated Premium Payments."

                             Applicable Percentages of Account Value
Attained Age    Percentage     Attained Age   Percentage    Attained Age   Percentage     Attained Age   Percentage
     0-40            250%           50            185%           60             130%           70             115%
      41             243            51            178            61             128            71             113
      42             236            52            171            62             126            72             111
      43             229            53            164            63             124            73             109
      44             222            54            157            64             122            74             107
      45             215            55            150            65             120           75-90           105
      46             209            56            146            66             119            91             104
      47             203            57            142            67             118            92             103
      48             197            58            138            68             117            93             102
      49             191            59            134            69             116            94             101
                                                                                               95+            100


Selecting and Changing the Beneficiary

You select the beneficiary in your application. You may select more than one beneficiary. You may later change the beneficiary in accordance with the terms of the Policy. The primary beneficiary, or, if the primary beneficiary is not living, the contingent beneficiary, is the person entitled to receive the Death Benefit Proceeds under the Policy. If the Insured dies and there is no surviving beneficiary, the Owner (or the Owner's estate if the Owner is the Insured) will be the beneficiary. If a beneficiary is designated as irrevocable, then the beneficiary's consent must be obtained to change the beneficiary.

                                  CASH BENEFITS

Policy Loans

Prior to the death of the Insured, you may borrow against your Policy by submitting Proper Notice to the Home Office at any time after the end of the "right to examine" period while the Policy is not in the grace period. The Policy is assigned to us as the sole security for the loan. The minimum amount of a new loan is $500. The maximum amount of a new loan is:

         1. 90% of the Variable Account value; less
         2. any loan interest due on the next Policy Anniversary; less
         3. any applicable surrender charges; less
         4. any existing loans and accrued loan interest

Outstanding loans reduce the amount available for new loans. Policy loans will be processed as of the date your written request is received and approved. Loan proceeds generally will be sent to you within seven calendar days. See "When Proceeds Are Paid."

     Interest. AUL will charge interest on any outstanding loan at an annual rate of 6.0%. Interest is due and payable on each Policy Anniversary while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the loan.

     Loan Collateral. When a Policy loan is made, an amount sufficient to secure the loan is transferred out of the Investment Accounts into the Policy's Loan Account. Thus, a loan will have no immediate effect on the Account Value, but the Net Cash Value will be reduced immediately by the amount transferred to the Loan Account. The Owner can specify the Investment Accounts from which collateral will be transferred. If no allocation is specified, collateral will be transferred from each Investment Account in the same proportion that the Account Value in each Investment Account bears to the total Account Value in those accounts on the date that the loan is made. Due and unpaid interest will be transferred each Policy Anniversary from each Investment Account to the Loan Account in the same proportion that each Investment Account value bears to the total unloaned Account Value. The amount we transfer will be the amount by which the interest due exceeds the interest which has been credited on the Loan Account.

The Loan Account will be credited with interest daily at an effective annual rate of not less than 4.0%. Thus, the maximum net cost of a loan is 2.0% per year (the net cost of a loan is the difference between the rate of interest charged on outstanding loans and loan interests and the amount credited to the Loan Account). On each Monthiversary, the interest earned on the Loan Account since the previous Monthiversary will be transferred to the Loan Account.

     Preferred Loan Provision. Beginning in the eleventh Policy Year, a preferred loan may be made available by AUL. The amount available for a preferred loan is the amount by which the Cash Value exceeds total premiums paid. The maximum amount available for a preferred loan may not exceed the maximum loan amount. The preferred loan amount will be credited with an effective annual rate of interest (currently, 6.0%). Thus, the current net cost of the preferred loan is 0% per year. The preferred loan provision is not guaranteed.


     Loan Repayment; Effect if Not Repaid. You may repay all or part of your loan at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to the Home Office and will be credited as of the date received. A loan repayment must be clearly marked as "loan repayment" or it will be credited as a premium unless the premium would cause the Policy to fail to meet the federal tax definition of a life insurance contract in accordance with the Internal Revenue Code. When a loan repayment is made, Account Value in the Loan Account in an amount equivalent to the repayment is transferred from the Loan Account to the Investment Accounts. Thus, a loan repayment will have no immediate effect on the Policy Value, but the Net Cash Value will be increased immediately by the amount transferred from the Loan Account. Loan repayment amounts will be transferred to the Investment Accounts according to the premium allocation instructions in effect at that time.


If the Death Benefit becomes payable while a loan is outstanding, any outstanding loans and loan interest will be deducted in calculating the Death Benefit Proceeds. See "Amount of Death Benefit Proceeds."

If the Monthly Deduction exceeds the Net Cash Value on any Monthiversary, the Policy will be in default. You will be sent notice of the default. You will have a grace period to submit a sufficient payment to avoid termination of coverage under the Policy. The notice will specify the amount that must be repaid to prevent termination. See "Premium Payments to Prevent Lapse."

     Effect of Policy Loan. A loan, whether or not repaid, will have a permanent effect on the Death Benefit and Policy values because the investment results of the Investment Accounts of the Separate Account will apply only to the non-loaned portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Investment Accounts while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans may increase the potential for lapse if investment results of the Investment Accounts are less than anticipated. Also, loans could, particularly if not repaid, make it more likely than otherwise for a Policy to terminate. Loans may be currently taxable and subject to a 10% penalty tax. See "Tax Considerations," for a discussion of the tax treatment of Policy loans, and the adverse tax consequences if a Policy lapses with loans outstanding.

Surrendering the Policy for Net Cash Value

You may surrender your Policy at any time for its Net Cash Value by submitting Proper Notice to us. AUL may require return of the Policy. A surrender charge may apply. See "Surrender Charge." A surrender request will be processed as of the date your written request and all required documents are received. Payment will generally be made within seven calendar days. See "When Proceeds are Paid." The Net Cash Value may be taken in one lump sum or it may be applied to a payment option. See "Settlement Options." The Policy will terminate and cease to be in force if it is surrendered for one lump sum or applied to a settlement option. It cannot later be reinstated. Surrenders may have adverse tax consequences. See "Tax Considerations."

Partial Surrenders

You may make Partial Surrenders under your Policy of at least $500 at any time after the end of the "right to examine" period by submitting Proper Notice to us. A Partial Surrender exceeding, in any Policy Year, 12% of the Account Value as of the beginning of the Policy Year may be subject to a surrender charge. See "Surrender Charge." As of the date AUL receives a written request for a Partial Surrender, the Account Value and, therefore, the Cash Value will be reduced by the Partial Surrender.

When you request a Partial Surrender, you can direct how the Partial Surrender will be deducted from the Investment Accounts. If you provide no directions, the Partial Surrender will be deducted from your Cash Value in the Investment Accounts on a prorata basis. Partial Surrenders may have adverse tax consequences. See "Tax Considerations."

AUL will reduce the Face Amount in proportion to the reduction in the Account Value resulting from the Partial Surrender. AUL will reject a Partial Surrender request if the Partial Surrender would reduce the Account Value below the minimum Account Value on the Policy Data Page, or if the Partial Surrender would cause the Policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by AUL.

Partial Surrender requests will be processed as of the date your written request is received, and generally will be paid within seven calendar days. See "When Proceeds Are Paid."

Settlement Options

The Policy offers various options of receiving proceeds payable under the Policy, such as on surrender or death, other than in a lump sum. These settlement options are summarized below. All of these options are forms of fixed-benefit annuities which do not vary with the investment performance of a separate account. Any representative authorized to sell this Policy can further explain these options upon request.

You may apply proceeds of $2,000 or more which are payable under this Policy to any of the following options:

         Option 1 - Income for a Fixed Period. Proceeds are payable in equal monthly installments for a specified number of years, not to exceed 20.

         Option 2 - Life Annuity. Proceeds are paid in equal monthly installments for as long as the payee lives. A number of payments can be guaranteed, such as 120, or the number of payments required to refund the proceeds applied.

         Option 3 -Survivorship Annuity. Proceeds are paid in monthly installments for as long as either the first payee or surviving payee lives. A number of payments equal to the initial payment can be guaranteed, such as 120. A different monthly installment payable to the surviving payee can be specified. Any other method or frequency of payment we agree to may be used to pay the proceeds of this Policy.

Policy proceeds payable in one sum will accumulate at interest from the date of death or surrender to the payment date at the rate of interest then paid by us or at the rate specified by statute, whichever is greater. We will determine the amount payable under any option. The minimum interest rate used in computing payments under all options will be 3% per year.

You may select or change an option by giving Proper Notice prior to the settlement date. If no option is in effect on the settlement date, the payee may select an option. If this Policy is assigned or if the payee is a corporation, association, partnership, trustee or estate, a settlement option will be available only with our consent.

If a payee dies and there is no surviving payee, we will pay a single sum to such payee's estate. The final payment will be the commuted value of any remaining guaranteed payments.

Settlement option payments will be exempt from the claims of creditors to the maximum extent permitted by law.

     Minimum Amounts. AUL reserves the right to pay the total amount of the Policy in one lump sum, if less than $2,000. If monthly payments are less than $100, payments may be made less frequently at AUL's option.

The proceeds of this Policy may be paid in any other method or frequency of payment acceptable to us.

Specialized Uses of the Policy

Because the Policy provides for an accumulation of Cash Value as well as a Death Benefit, the Policy can be used for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes entails certain risks. For example, if the investment performance of Investment Accounts to which Variable Account value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate sufficient Variable Account value to fund the purpose for which the Policy was purchased. Partial Surrenders and Policy loans may significantly affect current and future Account Value, Net Cash Value, or Death Benefit Proceeds. Depending upon Investment Account investment performance and the amount of a Policy loan, the loan may cause a Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose a purchaser should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. Using a Policy for a specialized purpose may have tax consequences. See "Tax Considerations."

Life Insurance Retirement Plans

Any Owners or applicants who wish to consider using the Policy as a funding vehicle for (non-qualified) retirement purposes may obtain additional information from us. An Owner could pay premiums under a Policy for a number of years, and upon retirement, could utilize a Policy's loan and partial withdrawal features to access Account Value as a source of retirement income for a period of time. This use of a Policy does not alter an Owner's rights or our obligations under a Policy; the Policy would remain a life insurance contract that, so long as it remains in force, provides for a Death Benefit payable when the Insured dies.

Illustrations are available upon request that portray how the Policy can be used as a funding mechanism for (non-qualified) retirement plans, referred to herein as "life insurance retirement plans," for individuals. Illustrations provided upon request show the effect on Account Value, Cash Value, and the net Death Benefit of premiums paid under a Policy and partial withdrawals and loans taken for retirement income; or reflecting allocation of premiums to specified Investment Accounts. This information will be portrayed at hypothetical rates of return that are requested. Charts and graphs presenting the results of the illustrations or a comparison of retirement strategies will also be furnished upon request. Any graphic presentations and retirement strategy charts must be accompanied by a corresponding illustration; illustrations must always include or be accompanied by comparable information that is based on guaranteed cost of insurance rates and that presents a hypothetical gross rate of return of 0%. Retirement illustrations will not be furnished with a hypothetical gross rate of return in excess of 12%.

The hypothetical rates of return in illustrations are illustrative only and should not be interpreted as a representation of past or future investment results. Policy values and benefits shown in the illustrations would be different if the gross annual investment rates of return were different from the hypothetical rates portrayed, if premiums were not paid when due, and loan interest was paid when due. Withdrawals or loans may have an adverse effect on Policy benefits.

Risks of Life Insurance Retirement Plans

Using your Policy as a funding vehicle for retirement income purposes presents several risks, including the risk that if your Policy is insufficiently funded in relation to the income stream from your Policy, your Policy can lapse prematurely and result in significant income tax liability to you in the year in which the lapse occurs. Other risks associated with borrowing from your Policy also apply. Loans will be automatically repaid from the gross Death Benefit at the death of the Insured, resulting in the estimated payment to the beneficiary of the net Death Benefit, which will be less than the gross Death Benefit and may be less than the Face Amount. Upon surrender, the loan will be automatically repaid, resulting in the payment to you of the Net Cash Value. Similarly, upon lapse, the loan will be automatically repaid, and the Policy will terminate without value. The automatic repayment of the loan upon lapse or surrender will cause the recognition of taxable income to the extent that Net Cash Value plus the amount of the repaid loan exceeds your basis in the Policy. Thus, under certain circumstances, surrender or lapse of your Policy could result in tax liability to you. In addition, to reinstate a lapsed Policy, you would be required to make certain payments. Thus, you should be careful to fashion a life insurance retirement plan so that your Policy will not lapse prematurely under various market scenarios as a result of withdrawals and loans taken from your Policy.

To avoid lapse of your Policy, it is important to fashion a payment stream that does not leave your Policy with insufficient Net Cash Value. Determinations as to the amount to withdraw or borrow each year warrant careful consideration. Careful consideration should also be given to any assumptions respecting the hypothetical rate of return, to the duration of withdrawals and loans, and to the amount of Account Value that should remain in your Policy upon its maturity. Poor investment performance can contribute to the risk that your Policy may lapse. In addition, the cost of insurance generally increases with the age of the Insured, which can further erode existing Net Cash Value and contribute to the risk of lapse.

Further, interest on a Policy loan is due to us for any Policy Year on the Policy Anniversary. If this interest is not paid when due, it is added to the amount of the outstanding loans and loan interest, and interest will begin accruing thereon from that date. This can have a compounding effect, and to the extent that the outstanding loan balance exceeds your basis in the Policy, the amounts attributable to interest due on the loans can add to your federal (and possibly state) income tax liability.

You should consult with your financial and tax advisers in designing a life insurance retirement plan that is suitable. Further, you should continue to monitor the Net Cash Value remaining in a Policy to assure that the Policy is sufficiently funded to continue to support the desired income stream and so that it will not lapse. In this regard, you should consult your periodic statements to determine the amount of the remaining Net Cash Value. Illustrations showing the effect of charges under the Policy upon existing Account Value or the effect of future withdrawals or loans upon the Policy's Account Value and Death Benefit are available from your representative. Consideration should be given periodically to whether the Policy is sufficiently funded so that it will not lapse prematurely.

Because of the potential risks associated with borrowing from a Policy, use of the Policy in connection with a life insurance retirement plan may not be suitable for all Owners. These risks should be carefully considered before borrowing from the Policy to provide an income stream.

          ILLUSTRATIONS OF ACCOUNT VALUES, CASH VALUES, DEATH BENEFITS
                        AND ACCUMULATED PREMIUM PAYMENTS

The following tables have been prepared to illustrate hypothetically how certain values under a Policy change with investment performance over an extended period of time. The tables illustrate how Account Values, Cash Values and Death Benefits under a Policy covering an Insured of a given age on the Policy Date would vary over time if the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. The tables may be deemed to be "forward looking statements," and are based on certain assumptions. Actual performance under the Policy may differ materially from performance described in the tables. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors, including the investment allocations made by an Owner and prevailing interest rates and rates of inflation. These illustrations assume that premiums are allocated equally among the 16 Investment Accounts available under the Policy. These illustrations also assume that no Policy loans have been made.

The illustrations reflect the fact that the net investment return on the assets held in the Investment Accounts is lower than the gross return of the selected Portfolios. The tables assume an average annual expense ratio of 0.76% of the average daily net assets of the Portfolios available under the Policies. This average annual expense ratio is based on the expense ratios of each of the Portfolios for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Portfolio. For information on the Portfolios' expenses, see the prospectuses for the Funds and Portfolios.

The illustrations also reflect the deduction of the Monthly Deduction. AUL has the contractual right to charge the guaranteed maximum charges. The current cost of insurance charges and, alternatively, the guaranteed cost of insurance charges are reflected in separate illustrations that follow. All the illustrations reflect the fact that no tax charges other than the premium tax charge and federal tax charge are currently made against the Separate Account and assume no outstanding loans and loan interest or charges for rider benefits.

The illustrations are based on AUL's sex distinct rates. Upon request, an Owner will be furnished with a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables. We may make a reasonable charge to provide such illustrations.

                   American United Life Insurance Company(R)

                 Modified Single Premium Variable Life Insurance

                               SINGLE LIFE OPTION

                             $10,000 INITIAL PREMIUM

                                ISSUE AGE 50 MALE

                            INITIAL FACE AMOUNT $____

       ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (__NET)




End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per    Account         Cash              Death            Account           Cash     Death
                  Year                Value          Value             Benefit          Value             Value    Benefits


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20


25
35
___________________________________________________________________________________________________________________________


* These values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk rates.
** These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk rates.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAT THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY 0%OVER A PERIOD OF YEARS OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TOT HE POLICY AVERAGE 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                               SINGLE LIFE OPTION

                             $10,000 INITIAL PREMIUM

                                ISSUE AGE 50 MALE

                            INITIAL FACE AMOUNT $____

       ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (__NET)




End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per    Account         Cash              Death            Account           Cash     Death
                  Year                Value          Value             Benefit          Value             Value    Benefits


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20


25
35

___________________________________________________________________________________________________________________________



*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                               SINGLE LIFE OPTION

                             $10,000 INITIAL PREMIUM

                                ISSUE AGE 50 MALE

                            INITIAL FACE AMOUNT $____

       ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (__NET)




End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per    Account         Cash               Death           Account           Cash     Death
                  Year                Value          Value             Benefit           Value            Value    Benefits


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20


25
35
___________________________________________________________________________________________________________________________



*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                               SINGLE LIFE OPTION

                             $10,000 INITIAL PREMIUM

                                ISSUE AGE 60 MALE

                            INITIAL FACE AMOUNT $____

       ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (__NET)




End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per    Account         Cash               Death           Account            Cash      Death
                  Year                Value          Value             Benefit           Value             Value    Benefits


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20


25
35
___________________________________________________________________________________________________________________________


*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                               SINGLE LIFE OPTION

                             $10,000 INITIAL PREMIUM

                                ISSUE AGE 60 MALE

                            INITIAL FACE AMOUNT $____

       ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (__NET)



End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per    Account         Cash               Death          Account            Cash      Death
                  Year                Value          Value             Benefit          Value             Value    Benefits


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20


25
35

___________________________________________________________________________________________________________________________



*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                               SINGLE LIFE OPTION

                             $10,000 INITIAL PREMIUM

                                ISSUE AGE 60 MALE

                            INITIAL FACE AMOUNT $____

       ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (__NET)



End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per    Account         Cash               Death          Account            Cash      Death
                  Year                Value          Value             Benefit          Value             Value    Benefits


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20


25
35
___________________________________________________________________________________________________________________________


*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                              LAST SURVIVOR OPTION

                             $10,000 INITIAL PREMIUM

                         ISSUE AGE: 60 MALE \ 60 FEMALE

                            INITIAL FACE AMOUNT $____

       ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (__NET)



End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per    Account         Cash               Death          Account            Cash      Death
                  Year                Value          Value             Benefit          Value             Value    Benefits


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20


25
35
___________________________________________________________________________________________________________________________


*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                               LAST SURVIVOR OPTION

                             $10,000 INITIAL PREMIUM

                         ISSUE AGE: 60 MALE \ 60 FEMALE

                            INITIAL FACE AMOUNT $____

       ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (__NET)



End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per    Account         Cash               Death          Account            Cash      Death
                  Year                Value          Value             Benefit          Value             Value    Benefits


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20


25
35
___________________________________________________________________________________________________________________________


*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    American United Life Insurance Company(R)
                 Modified Single Premium Variable Life Insurance

                              LAST SURVIVOR OPTION

                             $10,000 INITIAL PREMIUM

                         ISSUE AGE: 60 MALE \ 60 FEMALE

                            INITIAL FACE AMOUNT $____

       ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (__NET)

                              LAST SURVIVOR OPTION


End of            Premiums                           CURRENT CHARGES*           GUARANTEED CHARGES**
Contract Year     Accumulated at
                  5% Interest Per    Account         Cash               Death          Account            Cash      Death
                  Year                Value          Value             Benefit          Value             Value    Benefits


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20


25
35

___________________________________________________________________________________________________________________________


*These values reflect investment results using current cost of insurance rates, administrative fees, and mortality and expense risk rates.
**These values reflect investment results using guaranteed cost of insurance rates, administrative fees, and mortality and expense risk rates.

THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE INVESTMENT ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    OTHER POLICY BENEFITS AND PROVISIONS

Limits on Rights to Contest the Policy

     Incontestability. In the absence of fraud, after the Policy has been in force during the Insured's lifetime for two years from the Contract Date, AUL may not contest the Policy.

If a Policy lapses and it is reinstated, we can contest the reinstated Policy during the first two years after the effective date of the reinstatement, but only for statements made in the application for reinstatement.

     Suicide Exclusion. If the Insured dies by suicide, while sane or insane, within two years of the Contract Date or the effective date of any reinstatement (or less if required by state law), the amount payable by AUL will be equal to the premiums paid less any loan, loan interest, and any partial surrender.

Changes in the Policy or Benefits

     Misstatement of Age or Sex. If it is determined the age or sex of the Insured as stated in the Policy is not correct, the Death Benefit will be the greater of: (1) the amount which would have been purchased at the Insured's correct age and sex by the most recent cost of insurance charge assessed prior to the date we receive proof of death; or (2) the Account Value as of the date we receive proof of death, multiplied by the Minimum Insurance Percentage for the correct age.

     Other Changes. Upon notice, AUL may modify the Policy, but only if such modification is necessary to: (1) make the Policy or the Separate Account comply with any applicable law or regulation issued by a governmental agency to which AUL is subject; (2) assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws relating to variable life contracts; (3) reflect a change in the operation of the Separate Account; or (4) provide additional Separate Account and/or fixed accumulation options. AUL reserves the right to modify the Policy as necessary to attempt to prevent the Owner from being considered the owner of the assets of the Separate Account. In the event of any such modification, AUL will issue an appropriate endorsement to the Policy, if required. AUL will exercise these rights in accordance with applicable law, including approval of Owners, if required.

Any change of the Policy must be approved by AUL's President, Vice President or Secretary. No representative is authorized to change or waive any provision of the Policy.

Exchange for Paid-Up Policy

You may exchange the Policy for a paid-up whole life policy by Proper Notice and upon returning the Policy to the Home Office. The new policy will be for the level face amount, not greater than the Policy's Face Amount, which can be purchased by the Policy's Net Cash Value. The new policy will be purchased using the continuous net single premium for the Insured's age upon the Insured's nearest birthday at the time of the exchange. We will pay you any remaining Net Cash Value that was not used to purchase the new policy.

At any time after this option is elected, the cash value of the new policy will be its net single premium at the Insured's then attained age. All net single premiums will be based on 3% interest and the guaranteed cost of insurance rates of the Policy. No riders may be attached to the new policy.

When Proceeds Are Paid

AUL will ordinarily pay any Death Benefit Proceeds, loan proceeds, Partial Surrender proceeds, or Full Surrender proceeds within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, AUL may delay making a payment or processing a transfer request if (1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Separate Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Owners.

Dividends

You will receive any dividends declared by us as long as the Policy is in force. Dividend payments will be applied to increase the Account Value in the Investment Accounts on a prorata basis unless you request cash payment. We do not anticipate declaring any dividends.

Reports to Policy Owners

At least once a year, you will be sent a report at your last known address showing, as of the end of the current report period: Account Value, Cash Value, Death Benefit, change in value of amounts in the Separate Account, premiums paid, loans, Partial Surrenders, expenses charges, and cost of insurance charges since the prior report. You will also be sent an annual and a semiannual report for each Fund or Portfolio underlying an Investment Account to which you have allocated Account Value, including a list of the securities held in each Fund, as required by the 1940 Act. In addition, when you pay premiums, or if you take out a loan, transfer amounts among the Investment Accounts or take surrenders, you will receive a written confirmation of these transactions.

Assignment

The Policy may be assigned in accordance with its terms. In order for any assignment to be binding upon AUL, it must be in writing and filed at the Home Office. Once AUL has received a signed copy of the assignment, the Owner's rights and the interest of any beneficiary (or any other person) will be subject to the assignment. If there are any irrevocable beneficiaries, you must obtain their consent before assigning the Policy. AUL assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any loan on the Policy.

Reinstatement

The Policy may be reinstated within five years (or such longer period if required by state law) after lapse, subject to compliance with certain conditions, including the payment of a necessary premium and submission of satisfactory evidence of insurability. See your Policy for further information.

Rider Benefits

The following rider benefits are available and may be added to your Policy. If applicable, monthly charges for these riders will be deducted from your Account Value as part of the Monthly Deduction. All of these riders may not be available in all states.

    Waiver of Monthly Deduction Disability (WMDD)
    Issue Ages:     20-55

    This rider waives the Monthly Deduction during a period of total disability. WMDD cannot be attached to Policies with Face Amounts in excess of $3,000,000 or rated higher than Table H.

    Monthly Deductions are waived for total disability following a six month waiting period. Monthly Deductions made during this waiting period are re-credited to the Account Value upon the actual waiver of the Monthly Deductions. If disability occurs before age 60, Monthly Deductions are waived as long as total disability continues. If disability occurs between ages 60-65, Monthly Deductions are waived as long as the Insured remains totally disabled but not beyond age 65.

    Last Survivor Rider (LS)
    Issue Ages:     20-85

    This rider modifies the terms of the Policy to provide insurance on the lives of two Insureds rather than one. When the LS Rider is attached, the Death Benefit Proceeds are paid to the beneficiary upon the death of the last surviving Insured. The cost of insurance charges reflect the anticipated mortality of the two Insureds and the fact that the Death Benefit is not paid until the death of the surviving Insured. For a Policy containing the LS Rider to be reinstated, either both Insureds must be alive on the date of the reinstatement; or the surviving Insured must be alive and the lapse occurred after the death of the first Insured. The Incontestability, Suicide, and Misstatement of Age or Sex provisions of the Policy apply to either Insured.

    LS Rider also provides a Policy Split Option, allowing the Policy on two Insureds to be split into two separate Policies, one on the life of each Insured. The LS Rider also includes an Estate Preservation Benefit which increases the Face Amount of the Policy under certain conditions. The Estate Preservation Benefit is only available to standard risks.

    Joint First-to-Die Level Term Insurance Rider
    Issue Ages:  20-85

    This rider may be attached to a Policy in conjunction with the Last Survivor Rider. The Joint First-to-Die Rider provides a death benefit to the beneficiary on the death of the first of the Insureds to die. The cost of insurance charges reflect the anticipated joint mortality of the two Ins ureds. The Incontestability, Suicide, and Misstatement of Age or Sex provisions of the Policy apply to either Insured.

    Accelerated Death Benefit Rider (ABR)

    This rider allows for a prepayment of a portion of the Policy's Death Benefit while the Insured is still alive, if the Insured has been diagnosed as terminally ill, and has 12 months or less to live. The minimum amount available is $5,000. The maximum benefit payable (in most states) is the lesser of $500,000 or 50% of the Face Amount. ABR may be added to the Policy at any time while it is still in force. There is no charge for ABR.

Your  determination as to how to purchase a desired level of insurance  coverage
should  be  based  on  your  specific   insurance  needs.   Consult  your  sales
represenative for further information.

Additional rules and limits apply to these rider benefits. Not all such benefits may be available at any time, and rider benefits in addition to those listed above may be made available. Please ask your AUL representative for further information, or contact the Home Office.

                               TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon AUL's understanding of the present federal tax laws as they currently are interpreted by the Internal Revenue Service (the "IRS").

Tax Status of the Policy

In order to attain the tax benefits normally associated with life insurance, the Policy must be classified for federal income tax purposes as a life insurance contract. Section 7702 of the Internal Revenue Code sets forth a definition of a life insurance contract for federal income tax purposes. The U.S. Treasury Department (the "Treasury") is authorized to prescribe regulations implementing
Section 7702. While proposed regulations and other interim guidance has been issued, final regulations have not been adopted. In short, guidance as to how
Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance contract.

With respect to a Policy issued on a standard basis, AUL believes that such a Policy should meet the Section 7702 definition of a life insurance contract. With respect to a Policy that is issued on a substandard basis (i.e., a premium class with extra rating involving higher than standard mortality risk)or one involving joint Insureds, there is less guidance, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied, in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. If the requirements of Section 7702 were deemed not to have been met, the Policy would not provide the tax benefits normally associated with life insurance and the tax status of all contracts invested in the Investment Account to which premiums were allocated under the non-qualifying contract might be affected.

If it is subsequently determined that a Policy does not satisfy Section 7702, AUL may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, AUL reserves the right to modify the Policy as it deems necessary in its sole discretion to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Internal Revenue Code requires that the investments of each of the Investment Accounts must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code. The Investment Accounts, through the Portfolios, intend to comply with the diversification requirements prescribed in Treas. Reg. Section 1.817-5, which affect how the Portfolio's assets are to be invested. AUL believes that the Investment Accounts will, thus, meet the diversification requirements, and AUL will monitor continued compliance with this requirement.

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the investment accounts used to support their contracts. In those circumstances, income and gains from the investment account assets would be includable in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of investment account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which contract holders may direct their investments to particular investment accounts without being treated as owners of the underlying assets."

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of investment account assets. For example, an Owner has additional flexibility in allocating premium payments and Account Value. These differences could result in an Owner being treated as the owner of a prorata portion of the assets of the Investment Accounts. In addition, AUL does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury has stated it expects to issue. AUL therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the Owner of a prorata share of the assets of the Investment Accounts.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

In General. AUL believes that the proceeds and Account Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance contract for federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code. However, if you elect a settlement option for a Death Benefit other than in a lump sump, a portion of the payment made to you may be taxable.

Depending on the circumstances, the exchange of a Policy, a Policy loan, a Partial Surrender, a surrender, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depends on the circumstances of each Owner or beneficiary.

The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

Generally, the Owner will not be deemed to be in constructive receipt of the Account Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a Modified Endowment. Upon a complete surrender or lapse of a Policy, whether or not a Modified Endowment, the excess of the amount received plus the amount of any outstanding loans and loan interest over the total investment in the Policy will generally be treated as ordinary income subject to tax.

         Modified Endowments. Section 7702A establishes a class of life insurance Policies designated as "Modified Endowment Contracts." The rules relating to whether a Policy will be treated as a Modified Endowment are extremely complex and cannot be adequately described in the limited confines of this summary. In general, a Policy will be a Modified Endowment if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a Modified Endowment after a material change. The determination of whether a Policy will be a Modified Endowment after a material change generally depends upon the relationship of the Death Benefit and Account Value at the time of such change and the additional premiums paid in the seven years following the material change.

It is expected that most Policies will be Modified Endowments. Due to the Policy's flexibility, classification as a Modified Endowment will depend on the individual circumstances of each Policy. In view of the foregoing, a current or prospective Owner should consult with a tax adviser to determine whether a Policy transaction will cause the Policy to be treated as a Modified Endowment.

Policies  classified as Modified  Endowments  will be subject to the  following:
First, all distributions, including distributions upon surrender and Partial Surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Account Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by such a Policy, are treated as distributions from the Policy and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

If a Policy becomes a Modified Endowment after it is issued, distributions made during the Policy Year in which it becomes a Modified Endowment, distributions in any subsequent Policy Year and distributions within two years before the Policy becomes a Modified Endowment will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a Modified Endowment could later become taxable as a distribution from a Modified Endowment.

All Modified Endowments that are issued by AUL (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment for purposes of determining the amount includable in an Owner's gross income under
Section 72(e) of the Internal Revenue Code.

Distributions from a Policy that is not a Modified Endowment are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's Death Benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Loans from, or secured by, a Policy that is not a Modified Endowment are not treated as distributions. Instead, such loans are treated as indebtedness of the Owner.

Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment are subject to the 10 percent additional income tax.

     Policy Loan Interest. Generally, consumer interest paid on any loan under a Policy which is owned by an individual is not deductible. The deduction of other forms of interest paid on Policy loans may also be subject to other restrictions under the Internal Revenue Code. A qualified tax adviser should be consulted before deducting any Policy loan interest.

     Investment in the Policy. Investment in the Policy means: (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment to the extent that such amount is included in the gross income of the Owner.

Estate and Generation Skipping Taxes

When the Insured dies, the Death Benefits will generally be includable in the Owner's estate for purposes of federal estate tax if the Insured owned the Policy. If the Owner was not the Insured, the fair market value of the Policy would be included in the Owner's estate upon the Owner's death. Nothing would be includable in the Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse.


If the Owner (whether or not he or she is the Insured) transfers ownership of the Policy to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax, the taxable amount being the value of the Policy. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping transfer exemption of $1 million. Because these rules are complex, the Owner should consult with a qualified tax adviser for specific information if ownership is passing to younger generations.

Life Insurance Purchased for Use in Split Dollar Arrangements

On January 26, 1996, the IRS released a technical advice memorandum ("TAM") on the taxability of life insurance policies used in certain split dollar arrangements. A TAM, issued by the National Office of the IRS, provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

Non-Individual Ownership of Contracts

If the Owner of a Policy is an entity rather than an individual, the tax treatment may differ from that described above. Accordingly, prospective Owners that are entities should consult a qualified tax adviser.

Possible Charge for AUL's Taxes

At the present time, AUL makes no charge for any federal, state or local taxes (other than the premium tax charge and federal tax charge) that it incurs that may be attributable to the Investment Accounts or to the Policies. However, AUL reserves the right to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Investment Accounts or to the Policies.

                  OTHER INFORMATION ABOUT THE POLICIES AND AUL

Policy Termination

The Policy will terminate, and insurance coverage will cease, as of: (1) the end of the Valuation Period during which we receive a notice in good order from you to surrender the Policy; (2) the expiration of a grace period; or (3) the death of the Insured. See "Surrendering the Policy for Net Cash Value." "Premium Payments to Prevent Lapse," and "Death Benefit."

Resolving Material Conflicts

The Funds presently serve as the investment medium for the Policies. In addition, the Funds have advised us that they are available to registered separate accounts of insurance companies, other than AUL, offering variable annuity and variable life insurance policies.

We do not currently foresee any disadvantages to you resulting from the Funds selling shares as an investment medium for products other than the Policies. However, there is a theoretical possibility that a material conflict of interest may arise between Owners whose Cash Values are allocated to the Separate Account and the owners of variable life insurance policies and variable annuity contracts issued by other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of the Funds may also be sold to certain qualified pension and retirement plans qualifying under Section 401 of the Internal Revenue Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, we will take any necessary steps, including removing the Separate Account from that Fund, to resolve the matter. The Board of Directors/Trustees of each Fund will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts.

Addition, Deletion or Substitution of Investments

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Separate Account or that the Separate Account may purchase. If the shares of a Portfolio are no longer available for investment or if, in our judgment, further investment in any Portfolio should become inappropriate in view of the purposes of the Separate Account, we may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management investment company. We will not substitute any shares attributable to a Policy's interest in an Investment Account of the Separate Account without notice to you and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

We also reserve the right to establish additional Investment Accounts of the Separate Account, each of which would invest in shares corresponding to a Portfolio of a Fund or in shares of another investment company having a specified investment objective. Any new Investment Accounts may be made available to existing Owners on a basis to be determined by AUL. Subject to applicable law and any required SEC approval, we may, in our sole discretion, eliminate one or more Investment Accounts if marketing needs, tax considerations or investment conditions warrant.

If any of these substitutions or changes are made, we may, by appropriate endorsement, change the Policy to reflect the substitution or change.

If we deem it to be in the best interests of persons having voting rights under the Policies (subject to any approvals that may be required under applicable law), the Separate Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other AUL separate accounts.

Voting Rights

AUL is the legal owner of the shares of the Portfolios held by the Investment Accounts of the Separate Account. In accordance with its view of present applicable law, AUL will exercise voting rights attributable to the shares of each Portfolio held in the Investment Accounts at any regular and special meetings of the shareholders of the Funds or Portfolios on matters requiring shareholder voting under the 1940 Act. AUL will exercise these voting rights based on instructions received from persons having the voting interest in corresponding Investment Accounts of the Separate Account and consistent with any requirements imposed on AUL under contracts with any of the Funds, or under applicable law. However, if the 1940 Act or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result AUL determines that it is permitted to vote the shares of the Portfolios in its own right, it may elect to do so.

The person having the voting interest under a Policy is the Owner. AUL or the pertinent Fund shall send to each Owner a Fund's proxy materials and forms of instruction by means of which instructions may be given to AUL on how to exercise voting rights attributable to the Portfolio's shares.

Unless otherwise required by applicable law or under a contract with any of the Funds, with respect to each of the Portfolios, the number of Portfolio shares as to which voting instructions may be given to AUL is determined by dividing the value of all of the Accumulation Units of the corresponding Investment Account attributable to a Policy on a particular date by the net asset value per share of that Portfolio as of the same date. Fractional votes will be counted. The number of votes as to which voting instructions may be given will be determined as of the date coincident with the date established by a Fund for determining shareholders eligible to vote at the meeting of the Fund or Portfolio. If required by the SEC or under a contract with any of the Funds, AUL reserves the right to determine in a different fashion the voting rights attributable to the shares of the Portfolio. Voting instructions may be cast in person or by proxy.

Voting  rights   attributable  to  the  Policies  for  which  no  timely  voting instructions are received will be voted by AUL in the same proportion as the voting instructions which are received in a timely manner for all Policies participating in that Investment Account. AUL will vote shares of any Investment Account, if any, that it owns beneficially in its own discretion, except that if a Fund offers its shares to any insurance company separate account that funds variable annuity contracts or if otherwise required by applicable law or contract, AUL will vote its own shares in the same proportion as the voting instructions that are received in timely manner for Policies participating in the Investment Account.

Neither the Separate Account nor AUL is under any duty to inquire as to the instructions received or the authority of Owners or others to instruct the voting of shares of any of the Portfolios.

If required by state insurance officials, AUL may disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Portfolios, or to approve or disapprove an investment advisory agreement. In addition, AUL may under certain circumstances disregard voting instructions that would require changes in the investment advisory contract or investment adviser of one or more of the Portfolios, provided that AUL reasonably disapproves of such changes in accordance with applicable federal regulations. If AUL ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report. Finally, AUL reserves the right to modify the manner in which the weight to be given to pass-through voting instructions is calculated when such a change is necessary to comply with current federal regulations or the current interpretation thereof.

Sale of the Policies

The Policies will be offered to the public on a continuous basis, and we do not anticipate discontinuing the offering of the Policies. However, we reserve the right to discontinue the offering. Applications for Policies are solicited by representatives who are licensed by applicable state insurance authorities to sell our variable life contracts and who are also registered representatives of AUL. AUL is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

AUL acts as the "principal underwriter," as defined in the 1940 Act, of the Policies for the Separate Account. We are not obligated to sell any specific number of Policies.

Registered representatives may be paid commissions on Policies they sell. Representatives generally will be paid 4% of the initial premium. Additional commissions may be paid in certain circumstances. Other allowances and overrides also may be paid.

AUL Directors and Executive Officers

The following table sets forth the name and principal occupations during the past five years of each of AUL's directors and executive officers. Unless otherwise indicated, the address of each of the following individuals is One American Square, P.O. Box 368, Indianapolis, Indiana 46206-0368, and the individual position is with AUL.



NAME                                                        Principal Occupation During Past Five Years

Jerry D. Semler                                             President and Chief Operating Officer, 1980-1989;
                                                            President & Chief Exec. Officer, 1989-8/91; Chairman of
                                                            the Board, Pres. & CEO, 9/91-present; Mental Health
                                                            Board, State of Indiana, 10/87-10/91; Dir. Jenn
                                                            Foundation Board, 5/92-present; IWC Resources Corp.,
                                                            4/96-present

John H. Barbre                                              Sr. Vice Pres., Individual Div., 5/80-present

William R. Brown                                            General Counsel & Secretary, 1/85-present; Dir., Health
                                                            & Hospital Corp. of Marion County Board, 1/84-1/92;
                                                            Member, Metro Development Com. of Indpls., 1/92-10/93
                                                            Dir., NOLHGA Board, 1/95-present

Charles D. Lineback                                         Sr. Vice Pres., Reinsurance Div., 12/87-present

James W. Murphy                                             Sr. Vice Pres., Corporate Finance, 8/69-present

Jerry L. Plummer                                            Sr. Vice Pres., Human Resources,  1/93-present; V.P.
                                                            Human Res., 1/81-1/93

R. Stephen Radcliffe                                        Executive Vice Pres., 8/94-present; Sr. V.P.,
                                                            Chief Actuary, 5/83-8/94; Director, 2/91-present

G. David Sapp                                               Sr. Vice Pres., Investments, 1/92-Present; V.P.,
                                                            Securities, 8/75-1/92

James P. Shanahan                                           Sr. Vice Pres., Pension Div., 1/83-Present

Gerald T. Walker                                            Sr. Vice Pres., Group Life & Health Div., 10/89-present

Kent R. Adams                                               Vice Pres., Fixed Income Securities, 1/92-present;
                                                            Asst. V.P., Securities, 1/77-1/92

Catherine B. Husman                                         V.P. and Chief Actuary, 7/97-present; V.P. and
                                                            Corporate Actuary, 1/84-7/97

                                       52

Scott A. Kincaid                                            V.P. & Chief Information Officer, 1/95-present; V.P.
                                                            Data Center, 9/91-1/95; Asst. V.P. Data Center, 8/83-9/91

Steven C. Berring, M.D.                                     Director, 2/90-present; Director, NIPSCO Industries,
575 McCormick Rd.                                           Inc., 2/86-present; Director, Arvin Industries, Inc.,
West Lafayette, IN 47906                                    11/83-present; Director, Eli Lilly, 4/83-present;
                                                            President, Purdue University, 2/83-present, Director,
                                                            Guidant Corp., 12/94-8/95; Dir., State Life Ins. Co.,
                                                            11/94-present

Arthur L. Bryant                                            Director, 11/94-present; President, The State Life
11817 Sand Dollar Ct.                                       Insurance Company, 9/83-present; Chairman of Board, The
Indianapolis, IN 46256                                      State Life Ins., 2/85-11/94

James M. Cornelius                                          Director, 2/96-present; V.P. & CFO, Eli Lilly & Co.,
1055 Park Place                                             1/83-1995; Chairman, Guidant Corp., 10/95-present; Dir.
Zionsville, IN 46077                                        State Life Ins. Co, 11/94-present; Dir., National Bank
                                                            of Indpls., 11/93-present; Dir. Lilly Industries, Inc.,
                                                            4/96-present

James A. Dora                                               Director, 2/89-present; Chairman/CEO and Owner, General
5121 Green Braes, E. Dr.                                    Hotels Corp., 1/90-present; President and Owner, General
Indianapolis, IN 46234                                      Hotels Corp., 1967-1989; Dir., Indiana National Bank, 4/83-10/93
                                                            Div., NBD Bank, N.A. (formely Indiana National Bank),
                                                            10/93-present; Dir., State Life, 11/94-present

Otto N. Frenzel                                             Director, 2/71-present (Chairman of Audit Comm.);
11330 Templin Rd.                                           Chairman,, Executive Comm., National City Bank Indiana,
Zionsville, IN 46077                                        1/96-present; Chrmn. National City Bank Indiana,
                                                            10/92-1/96; Dir., National City Corp., 10/92-present;
                                                            Chairman, Merchants National Corp. 4/79-1/93; Vice
                                                            Chrmn., Merchants National Bank & Trust Co. of Indpls.,
                                                            4/86-10/92; Director, Indpls. Water Co., 4/63-present;
                                                            Dir., Indiana Gas Co., Inc., 1/67-present; Dir. Indpls.
                                                            Power & Lights Cop. 4/77-present; Dir. Baldwin & Lyons,
                                                            Inc., 5/79-present; Dir., IPALCO Enterprises, Inc.,
                                                            9/83-present; Dir., IWC Resources Corp., 3/86-present;
                                                            Dir. Indiana Energy, Inc., 10/85-present; Dir., State
                                                            Life Ins. Co., 11/94-present

David W. Goodrich                                           Director, 2/95-present; Exec. Vice Pres., F.C. Tucker
6060 Sunset Ln.                                             Co., 1/86-present; Chrmn., Methodist Hosp. of Indiana
Indianapolis, IN 46228                                      1/93-6/96; Director, The State Life Ins. Co.,
                                                            7/90-present; Director, Irwin Financial Corp.,
                                                            1/88-present; Director, Citizens Gas & Coke Utility,
                                                            9/94-present; Vice Chairman, Clarian Health Partners,
                                                            6/96-present

                                       53

William P. Johnson                                          Director, 7/78-present; Chairman of the Board & CEO,
19448 Rio Verde Dr.                                         Goshen Rubber Co., 7/91-present, Pres. & Treas., Goshen
Goshen, IN 46526                                            Rubber Co., 9/76-7/91; Pres. & Dir., GNC Corp.,
                                                            9/76-7/91; Pres. & Dir., GSH Corp., 7/91-present; Pres.
                                                            & Dir. GRN Corp., 9/76-7/91; Chrmn., GRN Corp.,
                                                            7/91-present; Pres. & Dir., Goshen Rubber of Canada,
                                                            Ltd., 9/76-7/91; Chrmn., Goshen Rubber of Canada, Ltd.,
                                                            7/91-present; Dir.,  Society Bank Ind. (formely
                                                            Trustcorp Inc.) So. Bend, IN, 2/88-12/95; Member of
                                                            Advisory Comm., Society Bank Ind. Goshen, IN,
                                                            2/88-12/95; Dir., Coachman Industries, 1978-present;
                                                            Chrmn. & CEO, Syracuse Rubber Co., 1981-present; Chrmn.
                                                            & CEO, Bond-Flex Rubber Co., 4/86-present; Dir., Peetro
                                                            Go, Inc., 4/86-5/96; Dir., Flair Inc., 3/86 present;
                                                            Dir., Lightfoot Enterprises, 4/86-present; Chrmn.,
                                                            Palmer Plastics, 10/87-present; Chrmn.,Dayton
                                                            Polymrics, 10/89-present; Chrmn., GR Plastics,
                                                            10/89-present; Chrmn. & CEO, ETI Inc., 9/92-present;
                                                            Chrmn. & CEO, GKI Inc., 7/91-present; Chrmn. & CEO,
                                                            Prolon, Inc., 10/92-present; Chrmn. & CEO, Yeasel, Inc.,
                                                            1/90-present; Chrmn. & CEO, Bower Mfg., 7/91-present;
                                                            Dir., State Life Ins. Co., 11/94-present

James T. Morris                                             Director, 2/87-presnet; Chairman & CEO, Indianapolis
8191 N. Pennsylvania                                        Water Co., 1/92-present; Pres., Indianapolis Water Co.,
Indianapolis, IN 46240                                      1/89-1/92; Pres., Chrmn. & CEO, IWC Resources Corp.,
                                                            1/89-present; Director, MSA Realty Corp., 11/84-9/94;
                                                            Dir., National City Bank Corp, 7/89-present; Advisor,
                                                            Logo 7, Inc., 9/90-12/91; Dir., Paul Harris,
                                                            12/96-present; Dir., State Life Ins. Co., 11/94-present

Thomas E. Reilly, Jr.                                       Director, 2/90-present; Chairman, Reilly Industries,
8877 Pickwick Dr.                                           Inc., 1/90-present; President, Reilly Indus., 1963-1/90;
Indianapolis, IN 46260                                      Director, Lilly Indus. Inc., 4/81-present; Director,
                                                            INB National Bank, 4/84-10/93; Dir. NBD Indiana,
                                                            subsid. of NBD Bancorp, 4/84-1994; Dir., NBD Bancorp,
                                                            3/94-2/95; Dir,. First Chicago NBD Corp., 2/95-present;
                                                            Dir., Herff Jones Corp., 10/95-present; Dir., State Life
                                                            Ins. Co., 11/94-present
                                       54


William R. Riggs                                            Director, 2/92-present; Attorney (Partner), Ice Miller
7614 Silver Pine Ct.                                        Donadio & Ryan, 6/63-present; Dir, State Life Ins. Co.,
Indianapolis, IN 46250                                       11/94-present

Yvonne H. Shaheen                                           Director, 8/93-present; Utility Pres. & CEO, Bright Sheet
11808 Rolling Springs Dr.                                   Metal, 2/87-1/95; Pres. & CEO, Long Elec. Co.,
Indianapolis, IN 46032                                      2/87-present; Dir., Corporate Community Council,
                                                            1/93-1/95; Director, Community Hospital Foundation,
                                                            1/92-2/96; Dir., Junior Achievement, 4/90-present; Dir.,
                                                            National Elec. Contractors Assoc., 1/91-present; Dir.,
                                                            Indianapolis Chamber of Commerce, 1/90-present; Dir.,
                                                            Greater Indianapolis Progress Committee, 12/88-present;
                                                            Dir., Boy Scouts of America, 10/91-present, Director,
                                                            State Life Ins. Co., 11/94-present

Frank D. Walker                                             Director, 11/94-present; Chairman of the Board & CEO,
3613 Bay Rd. N. Dr.                                         Walker Information, Inc., 6/60-present; Managing
Indianapolis, IN 46240                                      Partner, W.R. Properties, 6/84-present; Dir., Citizens
                                                            Gas & Coke Utility, 10/87-present; Dir., NBD Bank N.A.
                                                            Indiana, 4/88-present; Dir., State Life Ins. Co.,
                                                            8/88-present; Advisor, Wild Birds Unlimited, Inc.,
                                                            8/95-present

State Regulation

AUL is subject to regulation by the Department of Insurance of the State of Indiana, which periodically examines the financial condition and operations of AUL. AUL is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Policy described in this Prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

AUL is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

Additional Information

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

Independent Auditors

The consolidated balance sheets for AUL at December 31, 1996 and the related consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 1996, appearing herein have been audited by Coopers & Lybrand LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by Stephen J. Pearson, FSA, MAAA, Assistant Vice President and Individual Product Actuary of AUL.

Litigation

The Separate Account is not a party to any litigation. Its depositor, AUL, as an insurance company, ordinarily is involved in litigation. AUL is of the opinion that such litigation is not material to the Owners of the Policies.

Legal Matters

Dechert Price & Rhoads of Washington, D.C. has provided advice on certain matters relating to the federal securities laws. Matters of Indiana law pertaining to the Policies, including AUL's right to issue the Policies and its qualification to do so under applicable laws and regulations issued thereunder, have been passed upon by Richard A. Wacker, Associate General Counsel of AUL.

Financial Statements

AUL's financial statements as of December 31, 1996 for the year ended December 31, 1996 are included in this Prospectus. The financial statements of AUL should be distinguished from financial statements of the Separate Account and should be considered only as bearing upon AUL's ability to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. Because the Separate Account had not commenced operations before the date of this Prospectus, no financial statements of the Separate Account are included in this Prospectus.

                                [To be provided]

                                     PART II

Undertaking to File Reports

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Rule 484 Undertaking

Article IX, Section 1 of the by-laws of American United Life Insurance Company(R) ("AUL") provides as follows:

         The corporation shall indemnify any director or officer or former director or officer of the corporation against expenses actually and reasonably incurred by him (and for which he is not covered by insurance) in connection with the defense of any action, suit or proceeding (unless such action, suit or proceeding is settled) in which he is made a party by reason of being or having been such director or officer, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding, to be liable for negligence or misconduct in the performance of his duties. The corporation may also reimburse any director or officer or former director or officer of the corporation for the reasonable costs of settlement of any such action, suit or proceeding, if it shall be found by a majority of the directors not involved in the matter in controversy (whether or not a quorum) that it was to the interest of the corporation that such settlement be made and that such director or officer was not guilty of negligence or misconduct. Such rights of indemnification and reimbursement shall not be exclusive of any other rights to which such director or officer may be entitled under any By-law, agreement, vote of members or otherwise.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Section 26(e)(2) Representation

     AUL, the sponsoring insurance company of the AUL American Individual Variable Life Unit Trust, hereby represents that the fees and charges deducted under the Policies are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by AUL.

Contents of Registration Statement

     This Registration Statement on Form S-6 comprises the following papers and documents:

                  The facing sheet.
                  Reconciliation and tie.
                  The   Prospectus    consisting   of  56   pages    (including
                    illustrations).
                  The undertaking to file reports.
                  The undertaking  pursuant to Rule 484.
                  The representation pursuant to Section 26(e)(2).
                  The signatures.
                  Written consent of the following persons (included
                    in the exhibits shown below):
                    Independent Public Accountants
                    Dechert Price & Rhoads
                    Actuary

The following exhibits:

         1.       (1)    Resolution  of the Board of Directors of the  Depositor
                         dated July 10, 1997 concerning AUL American  Individual
                         Variable Life Unit Trust (1)

                  (2)    Inapplicable

                  (3)    (a) Inapplicable

                         (b) Inapplicable

                         (c) Schedule of Sales Commissions(*)

                  (4)    Inapplicable

                  (5)    (a) Form of  Modified  Single  Premium  Variable  Life
                              Insurance Policy

                         (b) Form of Last Survivor Rider (1)

                         (c) Form of Waiver of Monthly Deduction Disability (1)

                         (d) Form of Accelerated Death Benefit Rider (1)

                         (e) Form of Joint First-to-Die Level Term Insurance
                              Rider (1)

                  (6)    (a) Articles of  Incorporation  of American United Life
                             Insurance Company(R)(2)

                         (b) Bylaws of American United Life Insurance Company(R)
                             (2)

                  (7)    Inapplicable

                  (8)    (a) Form of  Participation  Agreement  between American
                             United Life Insurance Company(R) and Alger American Fund (3)

                         (b) Form of  Participation  Agreement  between American
                             United  Life  Insurance   Company(R)  and  American
                             Century Variable Portfolios, Inc.(3)

                         (c) Form of  Participation  Agreement  between American
                             United  Life  Insurance   Company(R)  and  Fidelity
                             Variable Insurance Products Fund(2)

                         (d) Form of  Participation  Agreement  between American
                             United  Life  Insurance   Company(R)  and  Fidelity
                             Variable Insurance Products Fund II(2)

                         (e) Form of  Participation  Agreement  between American
                             United Life Insurance Company(R) and T. Rowe Price Equity Series, Inc.(3)

                  (9)    Inapplicable

                  (10) Form of Application for Modified Single Premium Variable Life Insurance Policy(*)

         2.       Opinion and consent of legal  officer of American  United Life
                  Insurance   Company(R) as to  legality   of   Policies   being
                  registered(*)

         3.       Inapplicable

         4.       Inapplicable

         5.       Inapplicable

         6.       Consent of Independent Accountants(*)

         7.       Consent of Dechert Price & Rhoads(*)

         8.       Opinion of Actuary(*)

         9.       Memorandum  Describing  Issuance,   Transfer,  and  Redemption
                  Procedures

         10.      Powers of Attorney(1)
---------------

(1) Incorporated herein by reference to the Registration Statement for the Flexible Premium Adjustable Variable Life Insurance Policy funded by AUL American Individual Variable Life Unit Trust (File No. 333-_____) filed with the Securities and Exchange Commission on July 31, 1997.

(2) Incorporated herein by reference to the Registration Statement of AUL Unit Trust (File No. 33-31375) on Form N-4.

(3) Incorporated herein by reference to the registration statement of AUL American Individual Unit Trust (File No. 33-79562) on Form N-4.

(*)      To be filed by amendment.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant, AUL American Individual Variable Life Unit Trust, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Indianapolis, and the state of Indiana, on the 31st day of July, 1997.

                               AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST
                                            (Registrant)

                               By:  American United Life Insurance Company

                               By:  Jerry D. Semler*
                                    Name:  Jerry D. Semler
                                    Title: Chairman of the Board, President,
                                           and Chief Executive Officer


                               AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                                            (Depositor)

                               By:  Jerry D. Semler*
                                    Name:  Jerry D. Semler
                                    Title: Chairman of the Board, President,
                                           and Chief Executive Officer


* By:  /s/ Richard A. Wacker
       ______________________
       Richard A. Wacker as attorney-in-fact

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed below by the following persons in the capacities and on the date indicated.

Name                      Capacity                                              Date

Jerry D. Semler*          Director, President, and Chief Executive Officer      July 31, 1997

James W. Murphy*          Principal Financial and Accounting Officer            July 31, 1997

Arthur L. Bryant*         Director                                              July 31, 1997

James E. Cornelius*       Director                                              July 31, 1997

James E. Dora*            Director                                              July 31, 1997

Otto N. Frenzel III*      Director                                              July 31, 1997

William P. Johnson*       Director                                              July 31, 1997

R. Stephen Radcliffe*     Director                                              July 31, 1997

Yvonne H. Shaheen*        Director                                              July 31, 1997

Frank D. Walker*          Director                                              July 31, 1997


* By:  /s/ Richard A. Wacker
       _______________________________
       Richard A. Wacker as attorney-in-fact

* Powers of Attorney incorporated by reference herein.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               EXHIBITS FILED WITH
                                    FORM S-6



                For Registration Under the Securities Act of 1933
                     of Securities of Unit Investment Trust
                            Registered on Form N-8B-2




                AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST
                    OF AMERICAN UNITED LIFE INSURANCE COMPANY


Exhibit Number           Name of Exhibit

1.(5)(a)                 Form of Modified Single Premium Variable Life Insurance
                         Policy

9                        Memorandum Describing Issuance, Transfer, and
                         Redemption Procedures